Form 10-K, Exhibit 13
period 1997-09-30
CHARTER FINANCIAL INC
filed 1997-12-29
CIK 947122

EXHIBIT 13

                        ANNUAL REPORT TO SECURITY HOLDERS

                       1997 ANNUAL REPORT TO STOCKHOLDERS

                             CHARTER FINANCIAL, INC.




--------------------------------------------------------------------------------


                                Table of Contents


                                                                         Page
                                                                         ----

Message from the Chairman                                                  1
Common Stock and Related Matters                                           2
Selected Consolidated Financial Information                                3
Management's Discussion and Analysis                                       5
Independent Auditors' Report                                               18
Consolidated Financial Statements                                          19
Notes to Consolidated Financial Statements                                 24
Stockholder Information                                                    52

                                                       MESSAGE FROM THE CHAIRMAN

--------------------------------------------------------------------------------







To Our Stockholders:


As announced in July 1997, Charter Financial, Inc. engaged Charles Webb & Co., a division of Keefe, Bruyette & Woods, to advise Charter Financial, Inc. with respect to enhancement of shareholder value. A review of alternative methods to enhance shareholder value, including a strategic affiliation with other entities, was made.

I am pleased to report that on November 19, 1997, Charter Financial, Inc. entered into an Agreement and Plan of Merger with Magna Group, Inc. Terms of the Agreement provide for each share of Charter common stock to be exchanged for
 .5751 of a share of Magna common stock. The purchase price represents approximately 1.6 times Charter's book value.

We are excited about the opportunities to be derived from the alliance with Magna, which is a $7 billion bank. Many new services, including trust services and commercial products, will be made available to our customers as a result of the merger. The transaction will require approval of the regulators and our shareholders and is anticipated to be completed in the second quarter of 1998.

One of our major accomplishments during the past year was the acquisition of $28.6 million Home Federal Savings Bank in Carbondale, Illinois. The addition of the Home Federal branch facility provides another convenient location for the high traffic area in Carbondale. Additionally two new automatic teller machines (ATM's) were installed in the Carbondale market. One ATM was installed in the Southern Illinois University Student Center and the other at our new branch located at 635 E. Walnut Street.

As a shareholder you have benefited from the continued improvement and performance of Charter Bank through the increase in dividends from $.06 per share to $.08 per share during the past three quarters.

I want to thank the directors, employees and customers who made 1997 another successful year. Your continued support during this time of transition will be greatly appreciated.

Sincerely,


/s/John A. Becker
-----------------
John A. Becker
Chairman of the Board, President,
and Chief Executive Officer

COMMON STOCK AND RELATED MATTERS
--------------------------------------------------------------------------------


The common stock of Charter Financial, Inc. is traded in the over-the-counter market and is listed for quotation in the NASDAQ National Market under the symbol "CBSB." The stock was issued on December 28, 1995 at $10.00 per share. As of November 28, 1997, there were 820 stockholders of record and 4,150,123 outstanding shares of common stock.

The following table sets forth the high and low closing bid prices as reported by NASDAQ and dividends paid per share of common stock for the periods indicated.

                                                                       Dividends
             Quarter ended               High              Low           paid
             -------------               ----              ---           ----

           December 31, 1995         $ 10.8125         $ 10.8125       $   .15*
           March 31, 1996              12.2500           10.8125           .06
           June 30, 1996               12.0000           11.2500           .06
           September 30, 1996          13.0000           10.8750           .06
           December 31, 1996           13.0000           12.5000           .06
           March 31, 1997              17.2500           12.2500           .08
           June 30, 1997               18.0000           16.7500           .08
           September 30, 1997          21.5000           17.2500           .08




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

--------------------------------------------------------------------------------

The following tables set forth certain historical information concerning the financial position and results of operations of the Company at the dates indicated.

                                                               At September 30,
                                        ------------------------------------------------------------
                                          1997         1996         1995         1994         1993

                                                               (In Thousands)
Selected Financial Condition Data:
    Total assets ..................     $387,032     $388,431     $293,135     $261,297     $259,042
    Loans receivable, net .........      287,650      275,487      206,074      178,058      157,342
    Investments, net (1) ..........       66,768       77,999       60,174       58,798       68,957
    Mortgage-backed securities, net       14,606       16,632       16,670       16,071       20,950
    Deposits (2) ..................      275,980      248,723      197,103      189,947      198,183
    Borrowed money ................       50,317       76,354       57,080       35,566       27,095
    Stockholders' equity (3) ......       58,417       56,394       35,622       31,581       22,016

                                                                   Year ended September 30,
                                                --------------------------------------------------------------
                                                  1997         1996          1995          1994         1993
                                                --------     --------      --------      --------     --------
                                                                  (In Thousands, except per share data)
Selected Operating Data:
    Interest income .......................     $ 29,636     $ 24,819      $ 20,009      $ 18,233     $ 18,391
    Interest expense ......................       15,724       12,426        10,309         8,387        8,730
                                                --------     --------      --------      --------     --------
       Net interest income ................       13,912       12,393         9,700         9,846        9,661
    Provision for losses on loans .........          321          170           360           140        1,004
                                                --------     --------      --------      --------     --------
       Net interest income after
         provision for losses on loans ....       13,591       12,223         9,340         9,706        8,657
                                                --------     --------      --------      --------     --------
    Noninterest income:
       Late charges and other loan fees ...          579          391           241           266          173
       Gain (loss) on sale of invesment
         securities, net ..................          369          (29)          (14)          121            8
       Gain (loss) on sale of mortgage-
         backed securities, net ...........           15           (9)         --            --           --
       Deposit account fees ...............          961          797           677           603          530
       Other ..............................        2,082          691           506           454          458
                                                --------     --------      --------      --------     --------
         Total noninterest income .........        4,006        1,841         1,410         1,444        1,169
                                                --------     --------      --------      --------     --------

    Noninterest expense:
       Compensation and employee benefits .        3,970        3,661         3,025         2,778        2,106
       Office buildings and equipment
         and data processing ..............        1,418        1,083           835           825          836
       Advertising ........................          195          237           148           196          152
       Deposit insurance premiums .........          147          458           438           461          380
       SAIF special assessment ............         --          1,479          --            --           --
       Other ..............................        2,129        1,641         1,306         1,199          880
       Provision for losses and
         expenses on real estate
         acquired by foreclosure ..........          188           81             4           184           84
       Amortization of cost in
         excess of fair value of net
           assets acquired ................          455          211           136           142          142
                                                --------     --------      --------      --------     --------
         Total noninterest expense ........        8,502        8,851         5,892         5,785        4,580
                                                --------     --------      --------      --------     --------
         Income before income tax
           expense and cumulative effect of
           change in accounting principle .        9,095        5,213         4,858         5,365        5,246
    Income tax expense ....................        3,657        2,155         1,874         2,054        2,173
                                                --------     --------      --------      --------     --------
       Income before cumulative effect of
         change in accounting principle ...        5,438        3,058         2,984         3,311        3,073
    Cumulative effect of change in
         accounting principle .............         --           --            --             786         --
                                                --------     --------      --------      --------     --------
      Net income .........................      $  5,438     $  3,058      $  2,984      $  4,097     $  3,073
                                                ========     ========      ========      ========     ========
Earnings per share:
       Income before cumulative effect of
        change in accounting principle ....     $   1.27     $   0.67      $   0.69      $   0.78     $    N/A
       Cumulative effect of change in
         accounting principle .............          --           --            --           0.19          N/A
                                                --------     --------      --------      --------     --------
       Net Income .........................     $   1.27     $   0.67      $   0.69      $   0.97     $    N/A
                                                ========     ========      ========      ========     ========



SELECTED CONSOLIDATED FINANCIAL INFORMATION,  Cont.

--------------------------------------------------------------------------------

                                                                At or for the year ended September 30,
                                                    ---------------------------------------------------------
                                                     1997         1996        1995        1994           1993
                                                     ----         ----        ----        ----           ----
Selected Financial Ratios and Other Data:
    Performance ratios:
       Return on average assets (4) ........          1.40%       0.93%       1.09%       1.27%(5)       1.26%
       Return on average stockholders'
          equity (4) .......................          9.57        5.57        8.92       15.29          15.10
       Stockholders' equity as a percent
          of average assets ................         15.02       17.18       12.97       12.14           9.02
       Stockholders' equity to total
          assets (end of period) ...........         15.09       14.52       12.15       12.09           8.50
       Interest rate spread (6) ............          3.24        3.27        3.25        3.48           3.86
       Net interest margin (7) .............          3.78        3.95        3.68        3.85           4.12
       Average interest-earning assets as
          a percent of average interest-
           bearing liabilities (8) .........        112.72      117.30      110.80      111.17         107.06
    Asset quality ratios:
       Nonperforming loans as a percent
          of loans receivable, net (9) .....          0.52        0.78        0.32        0.23           1.40
       Nonperforming assets as a percent
          of total assets (10) .............          0.56        0.67        0.27        0.24           0.94
       Allowance for loan losses as a
          percent of nonperforming loans (9)        150.79      111.89      336.65      528.29         100.09
    Number of full-service offices .........          8           7           6           5              5

----------------
(1)  Includes Federal Home Loan Bank stock and interest-bearing deposits.
(2) During the years ended September 30, 1994 and 1993, $1.8 million and $7.6 million, respectively, in certificates of deposit were converted into reverse repurchase agreements and, therefore, are not reflected in deposit totals.
(3) Reflects only retained earnings for years prior to 1994, the fiscal year in which Charter Bank converted to stock form.
(4)  Averages are computed on a simple average basis using period-end balances.
(5) Does not include cumulative effect of change in accounting principle of $786,053. Return on average assets was 1.57% including such amount at September 30, 1994.
(6) Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(7) Represents net interest income as a percent of average interest-earning assets. (8) Averages are computed based upon month-end balances. (9)
     Includes nonaccruing loans 90 days or more delinquent. (10) Includes nonaccruing loans 90 days or more delinquent and real estate acquired through foreclosure.

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------
General

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

On December 28, 1995, the Company completed its conversion from an Illinois-charted mutual holding company to a Delaware stock corporation (the Conversion). At the date of the Conversion, the Company completed the sale of 2,919,414 shares of common stock, $.10 par value, at a price of $10 per share to Charter Bank, S.B.'s ("the Bank") depositors, Employee Stock Ownership Plan
(ESOP), and minority stockholders in a subscription offering and to certain members of the general public in a community offering. Net proceeds from the sale of common stock were $27,051,859, after deducting approximately $1.2 million of offering expenses and $969,030 related to the sale of 96,903 shares to the Bank's ESOP.

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

When used in this Annual Report the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically declines any obligation, to publicly release the result of any revisions which may be made to any forward looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Business Strategy

The Company's current business strategy is to operate as a well-capitalized, profitable, and independent community savings bank dedicated to financing home ownership and consumer needs in its market area and to provide quality service to its customers. The Company has implemented this strategy by: (i) closely monitoring needs of customers and providing quality service; (ii) emphasizing consumer banking by originating residential mortgage loans and consumer loans, and by offering checking accounts and other financial services and products;
(iii) maintaining asset quality; (iv) maintaining capital in excess of regulatory requirements and growing moderately in a manner consistent with the Company's strategy of maintaining high capital levels; (v) increasing earnings; and (vi) managing interest rate risk by better matching asset and liability maturities and rates.

On January 16, 1997, the Company completed its acquisition of Home Federal Savings Bank, Carbondale, Illinois ("Home Federal") in exchange for cash of $6.3 million. Home Federal's assets consisted primarily of loans receivable of $21.4 million, investment securities of $3.1 million and mortgage-backed securities of $1.8 million, while liabilities consisted primarily of savings deposits of $23.8 million. The acquisition was accounted for using the purchase method and, accordingly, the operating results of Home Federal have been included in the Company's results of operations since the date of the acquisition. The excess of the cost over fair value of the net assets acquired was approximately $2.6 million.

On May 15, 1996, the Company completed its acquisition of Community Savings Bank, Marion, Illinois ("Community Savings") in exchange for cash of $7.5 million. Community Savings' assets consisted primarily of loans receivable of $45.4 million and investment securities of $6.3 million, while liabilities consisted primarily of savings deposits of $49.7 million. The acquisition was accounted for using the purchase method and, accordingly, the operating results of Community Savings have been included in the Company's results of operations since the date of the acquisition. The excess of the cost over fair value of the net assets acquired was approximately $2.9 million.

Results of Operations

The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is a function of the Company's interest rate spread which is the difference between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to the average balance of interest-bearing liabilities. The Company had net income of $5.4 million, $3.1 million, and $3.0 million for the fiscal years ended September 30, 1997, 1996, and 1995, respectively.

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

                                                                       Year ended September 30,
                                              -------------------------------------------------------------------------
                                                              1997                                  1996
                                              ------------------------------------   ----------------------------------
                                               Average                   Average     Average                  Average
                                               balance      Interest    yield/cost   balance       Interest  yield/cost
                                                ----------------------------------------  -----------------------------
                                                                        (Dollars in Thousands)

Interest-earning assets:
     Loans receivable, net (1)                $ 285,700      $ 24,247      8.49%    $ 230,765      $ 19,439      8.42%
     Investments, net (2)                        62,572         4,123      6.59        62,243         3,937      6.33
     Mortgage-backed securities, net             15,803         1,092      6.91        16,353         1,173      7.17
     Interest-bearing deposits                    4,130           174      4.21         4,563           270      5.92
                                              ---------      --------               ---------      --------
       Total interest-earning assets          $ 368,205        29,636      8.05     $ 313,924        24,819      7.91
                                              =========      --------               =========      --------
Interest-bearing liabilities:
     Deposits                                 $ 268,767        12,378      4.61     $ 219,092         9,793      4.47
     Borrowed money                              57,888         3,346      5.78        48,544         2,633      5.42
                                                --------     --------               ---------      --------
       Total interest-bearing liabilities     $ 326,655        15,724      4.81     $ 267,636        12,426      4.64
                                              =========      --------               =========      --------
Net interest income                                          $ 13,912                              $ 12,393
                                                             ========                              ========
Net interest rate spread (3)                                               3.24%                                 3.27%
                                                                         ======                                ======
Net interest margin (4)                                                    3.78%                                 3.95%
                                                                         ======                                ======
Ratio of average interest-earning assets
     to average interest-bearing liabilities                             112.72%                               117.30%
                                                                         ======                                ======

                                                                       1995
                                                      ------------------------------------
                                                        Average                  Average
                                                        balance      Interest   yield/cost
                                                      ------------------------------------
Interest-earning assets:
     Loans receivable, net (1)                        $ 188,897      $ 15,462      8.19%
     Investments, net (2)                                54,036         3,308      6.12
     Mortgage-backed securities, net                     17,510         1,087      6.21
     Interest-bearing deposits                            3,477           152      4.37
                                                      ---------      --------
       Total interest-earning assets                  $ 263,920        20,009      7.58
                                                      =========      --------
Interest-bearing liabilities:
     Deposits                                         $ 189,309         7,567      4.00
     Borrowed money                                      48,882         2,742      5.61
                                                      ---------      --------
       Total interest-bearing liabilities             $ 238,191        10,309      4.33
                                                      =========      --------
Net interest income                                                  $  9,700
                                                                     ========
Net interest rate spread (3)                                                       3.25%
                                                                                 ======
Net interest margin (4)                                                            3.68%
                                                                                 ======

Ratio of average interest-earning assets
     to average interest-bearing liabilities                                     110.80%
                                                                                =======

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by prior rate); (ii) changes in rates (change in rate multiplied by prior average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume); and
(iv) the net change.

                                                                          Year ended September 30,
                                     -------------------------------------------------------------------------------------------
                                                       1997 vs. 1996                                 1996 vs. 1995
                                     -----------------------------------------------  ------------------------------------------
                                                     Increase (decrease)                          Increase (decrease)
                                                           due to                                       due to
                                     -----------------------------------------------  ------------------------------------------
                                                                 Rate/    Increase                           Rate/    Increase
                                           Volume       Rate     volume   (Decrease)   Volume       Rate     volume   (Decrease)

                                                                              (In Thousands)
Interest income:
     Loans receivable, net (1) ........    $ 4,626     $ 220     $ (38)    $ 4,808     $ 3,429     $ 434     $ 114     $ 3,977
     Investments, net (2) .............         21       166        (1)        186         502       113        14         629
     Mortgage-backed securities, net ..        (39)      (41)       (1)        (81)        (72)      168       (10)         86
     Interest-bearing deposits ........        (26)      (77)        7         (96)         47        54        17         118
                                           -------     -----     -----     -------     -------     -----     -----     -------
          Total interest-earning assets      4,582       268       (33)      4,817       3,906       769       135       4,810
                                           -------     -----     -----     -------     -------     -----     -----     -------
Interest expense:
     Deposits .........................      2,220       435       (70)      2,585       1,191       890       145       2,226
     Borrowed money ...................        506       241       (34)        713         (19)      (93)        3        (109)
                                           -------     -----     -----     -------     -------     -----     -----     -------
          Total interest-bearing
             liabilities ..............      2,726       676      (104)      3,298       1,172       797       148       2,117
                                           -------     -----     -----     -------     -------     -----     -----     -------
       Change in net interest income ..    $ 1,856     $(408)    $  71     $ 1,519     $ 2,734     $ (28)    $ (13)    $ 2,693
                                           =======     =====     =====     =======     =======     =====     =====     =======

                                                      Year ended September 30,
                                           ------------------------------------------
                                                           1995 vs. 1994
                                           ------------------------------------------
                                                        Increase (decrease)
                                                              due to
                                           ------------------------------------------
                                                                   Rate/    Increase
                                            Volume       Rate      volume   (Decrease)
                                                          (In Thousands)
Interest income:
     Loans receivable, net (1) ........    $ 1,614     $   526     $  66     $ 2,206
     Investments, net (2) .............       (632)        223       (37)       (446)
     Mortgage-backed securities, net ..        (10)         15         0           5
     Interest-bearing deposits ........        (37)         65       (17)         11
                                           -------     -------     -----     -------
          Total interest-earning assets        935         829        12       1,776
                                           -------     -------     -----     -------
Interest expense:
     Deposits .........................       (205)        942       (29)        708
     Borrowed money ...................        609         432       173       1,214
                                           -------     -------     -----     -------
          Total interest-bearing
             liabilities ..............        404       1,374       144       1,922
                                           -------     -------     -----     -------
       Change in net interest income ..    $   531     $  (545)    $(132)    $  (146)
                                           =======     =======     =====     =======

--------------------------------------------------------------------------------
(1)  Average balance includes nonaccrual loans.
(2)  Includes Federal Home Loan Bank stock and investment securities.
(3) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Comparison of Operating Results for the Fiscal Years ended September 30, 1997 and 1996

Interest Income. Interest income totaled $29.6 million for the fiscal year ended September 30, 1997 compared to $24.8 million for the fiscal year ended September 30, 1996, an increase of $4.8 million, or 19.4%. This increase resulted primarily from a $54.3 million, or 17.3%, increase in average interest-earning assets to $368.2 million for fiscal year 1997 from $313.9 million for fiscal year 1996. The increase in average interest-earning assets resulted primarily from the acquisition of Home Federal in January 1997 and a full year's effect of the Community Savings acquisition in May 1996. The increase in interest income was also impacted by an increase in the average yield on interest-earning assets to 8.05% in fiscal year 1997 from 7.91% in fiscal year 1996. This resulted primarily from a shift in the composition of interest-earning assets to a larger percentage of higher yielding loans.

Interest income earned on loans receivable increased $4.8 million, or 24.7%, reflecting an increase in average loans outstanding of $54.9 million , or 23.8%, to $285.7 million in fiscal year 1997, as well as a slight increase in the average yield on loans receivable to 8.49% from 8.42%. The general increase in market rates resulted in higher yields on new consumer loan originations, as well as adjustable rate mortgages which repriced at higher levels. The increase in average loans outstanding resulted from $21.4 million in loans acquired from Home Federal in January 1997 and the full year's impact of the $45.4 million of loans acquired from Community Savings in May 1996.

Interest received from investments increased $187,000, or 4.7%, to $4.1 million for the fiscal year ended September 30, 1997 compared to $3.9 million for the fiscal year ended September 30, 1996. This increase reflects the increase in the average yield on investments to 6.59% from 6.33%.

Interest received from mortgage-backed securities decreased to $1.1 million for the year ended September 30, 1997 from $1.2 million for the fiscal year ended September 30, 1996. The average yield on mortgage-backed securities decreased to 6.91% for fiscal year 1997 from 7.17% for fiscal year 1996 and the average balance on mortgage-backed securities decreased $550,000, or 3.4%, to $15.8 million in fiscal year 1997 from $16.4 million in fiscal year 1996.

Interest income from interest-bearing deposits decreased $96,000, or 35.5%, reflecting a decrease in the average yield on interest-bearing deposits to 4.21% for fiscal year 1997 from 5.92% for fiscal year 1996 as well as the decrease in the average balance of $433,000, or 9.5%, to $4.1 million in fiscal year 1997 from $4.6 million in fiscal year 1996.

Interest Expense. Interest expense increased by $3.3 million, or 26.5%, to $15.7 million for the fiscal year ended September 30, 1997 from $12.4 million for the fiscal year ended September 30, 1996. This increase resulted primarily from an increase in average interest-bearing liabilities of $59.0 million, or 22.1%, to $326.7 million in fiscal year 1997 compared to $267.6 million in fiscal year 1996. The increase in interest expense was also impacted by the increase in the average cost on interest-bearing liabilities to 4.81% in fiscal year 1997 from 4.64% in fiscal year 1996.

Interest expense on deposits increased $2.6 million, or 26.4%, reflecting an increase in the average cost of deposits to 4.61% from 4.47% as well as an increase of $49.7 million, or 22.7%, in average deposits to $268.8 million from

$219.1 million. The increase in the average balance of deposits resulted primarily from the $23.8 million of deposits acquired from Home Federal in January 1997 and the full years impact of the $49.7 million of deposits acquired from Community Savings in May 1996. The increase in the cost of deposits reflected the higher cost of time deposits acquired from Home Federal and Community Savings.

Interest expense on borrowed money increased $713,000, or 27.1%, reflecting an increase in average borrowed money of $9.3 million, or 19.2%, to $57.9 million in fiscal year 1997 from $48.5 million in fiscal year 1996 and an increase in the cost of borrowed money to 5.78% from 5.42%. The increase in borrowed money resulted from the continued utilization of Federal Home Loan Bank line of credit advances to fund the origination and purchase of mortgage loans and the acquisition of Home Federal.

Net Interest Income. Net interest income totaled $13.9 million and $12.4 million for the fiscal years ended September 30, 1997 and 1996, respectively. The increase reflects the positive impact of a shift in the composition of interest-earning assets to a larger percentage of higher yielding loans. Over the past two years, average loans receivable as a percentage of interest-earning assets increased 9.1%, with 6.3% of the increase occurring in fiscal year 1997.

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

The provision for losses on loans for the fiscal year ended September 30, 1997 was $321,000 compared to $170,000 for the fiscal year ended September 30, 1996. The higher provision in fiscal year 1997 was necessary to adequately cover the credit risk associated with a classified commercial real estate loan.

The Company's allowance for losses on loans was $2.3 million, or 0.77%, of loans receivable at September 30, 1997 compared to $2.4 million, or 0.86%, of loans receivable at September 30, 1996. The reduced allowance as a percentage of loans receivable resulted primarily from an increased level of residential real estate loans. This increase was attributable to the higher concentration of residential real estate loans which comprised the Home Federal portfolio acquired by the Company. Residential real estate loan charge-offs for the Company and Home Federal have been minimal over the past five years. Overall, the Company's level of net loans charged off as a percentage of average net loans receivable outstanding was 0.24% and 0.11% for fiscal years 1997 and 1996, respectively. Additionally, the Company's nonperforming loans as a percentage of loans receivable, net, decreased to 0.52% from 0.78% at September 30, 1997 and 1996, respectively. The increased charge-off level in 1997 was primarily due to the charge-off of a commercial real estate loan and a commercial business loan in 1997 and the impact of an increased level of auto loan charge-offs. Based on current levels in the allowance for losses on loans in relation to total loans receivable and delinquent loans, management's ability to resolve problem loan situations, and the level of charge-offs in recent years, management believes the allowance is adequate at September 30, 1997.

The breakdown of general loan loss allowances and specific loan loss allowances is only made for regulatory accounting purposes. General loan loss allowances are added back to capital to the extent permitted in computing risk-based capital. Both general and specific loan loss provisions are charged to expense.

Noninterest Income. The Company's principal sources of noninterest income include late charges and other loan fees, deposit account fees, and commissions and fees from brokerage activities. Noninterest income increased by $2.2 million, or 117.6%, for the fiscal year ended September 30, 1997 to $4.0 million from $1.8 million for the fiscal year ended September 30, 1996. The increase is primarily the result of a $1.2 million adjustment for loans purchased in the 1980's as participation loans which were recently determined to have been discounted whole loans.

In the early 1980s, the Company purchased from the same Seller three loan participation packages (with participation interests ranging from 75% to 90%) which the Company historically accounted for as a purchase of a participation interest. However, since inception, the Company received 100% of both the principal and interest payments in said loans. During the third quarter of 1997, it was concluded that at some point in time the participation agreements were amended whereby the Company was deemed to have purchased whole loans at a discount. In order to adjust the anticipated yield of the purchased loans for the impact of actual cash flows received since the participation packages were purchased, adjustments were made resulting in an increase to other income of $1.2 million and to net income of $791,000. The adjustment increased loans receivable by $785,000, to reflect the portion of said loans not previously considered owned by the Company and resulted in the establishment of an unearned discount account of $162,000.

Additionally, the increase reflects the increase in late charges and other loan fees, gains on sale of investment securities and deposit account fees, which increases were partially offset by a decrease in commissions and fees. Late charges and other loan fees increased $188,000, or 48.0%, for the fiscal year ended September 30, 1997 to $579,000 compared to $391,000 for the fiscal year ended September 30, 1996. The increase reflects the increase in the loan portfolio as well as the growth in loan originations. The gain on sale of investment securities increased $398,000 to $369,000 for fiscal year 1997 from a loss on sale of investment securities for fiscal year 1996 of $29,000. The gain on sale of investment securities resulted primarily from the sale of an equity security and the sale of United States Government obligations. Deposit account fees increased $164,000, or 20.6%, for the fiscal year ended September 30, 1997 to $961,000 compared to $797,000 for the fiscal year ended September 30, 1996. The increase resulted from the growth in deposit accounts as well as the increase in the fee levels charged to customers.

Noninterest Expense. Noninterest expense decreased $350,000, or 4.0%, for the fiscal year ended September 30, 1997 to $8.5 million from $8.9 million for the fiscal year ended September 30, 1996. For the fiscal year ended September 30, 1996, noninterest expense included a one-time SAIF special assessment of $1.5 million. During fiscal year 1997, compensation and employee benefits expense increased $309,000, or 8.5%, to $4.0 million for fiscal year 1997 compared to $3.7 million for fiscal year 1996. The primary reason for the increase in compensation and employee benefits expense is due to additional compensation expense related to the acquisition of Community Savings in May of 1996 and Home Federal in January 1997, as well as the cost of certain stock benefit plans.

Primarily as a result of the acquisitions of Community Savings and Home Federal: office buildings and equipment expense increased $273,000, or 41.2%, to $936,000 for fiscal year 1997 compared to $663,000 for fiscal year 1996; data processing increased $62,000, or 14.7%, to $482,000 for fiscal year 1997 compared to $420,000 for fiscal year 1996; and, amortization of cost in excess of fair value of net assets acquired increased $244,000, or 115.4%, to $455,000 for fiscal year 1997 from $211,000 for fiscal year 1996. These increases were partially offset by a decrease in advertising of $43,000, or 18.0%, to $195,000 in fiscal year 1997 as compared to $237,000 in fiscal year 1996, and the decrease of $311,000, or 67.9%, in deposit insurance premiums to $147,000 at September 30, 1997, from $458,000 at September 30, 1996. The decrease in deposit insurance premiums was due to the Federal Deposit Insurance Corporation reduction in assessment rates.

Other noninterest expense increased $488,000, or 29.7%, to $2.1 million for the fiscal year ended September 30, 1997 compared to $1.6 million for the fiscal year ended September 30, 1996. This increase resulted primarily from losses recognized for a discrepancy that existed in the Company's credit card clearing account at the time the Company's third-party credit card processor and servicer went out of business. As a result of pending litigation by the Company against their former credit card servicer, professional fees have also increased.

Income Taxes. The provision for income taxes totaled $3.7 million and $2.2 million for the fiscal years ended September 30, 1997 and 1996, respectively. The increase in income taxes resulted from an increase in income before taxes. The Company's effective income tax rates were 40.2% and 41.3% for the fiscal years ended September 30, 1997 and 1996, respectively.

Net Income. Net income totaled $5.4 million for the fiscal year ended September 30 1997 compared to $3.1 million for the fiscal year ended September 30, 1996. The increase in net income reflects: the increase of $1.5 million, or 12.3%, in net interest income; the increase of $2.2 million, or 117.6%, in noninterest income; and the decrease in noninterest expense of $350,000, or 4.0%. These increases were partially offset by an increase in the provision for losses on loans of $151,000, or 89.0%, and the increase in income taxes of $1.5 million, or 69.7%.

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

The Company's policy in recent years has been to reduce its exposure to interest rate risk generally by better matching the maturities of its interest rate sensitive assets and liabilities and by originating or purchasing ARM loans and other variable rate or short-term loans, as well as by purchasing short-term investments. The Company seeks to lengthen the maturities of its deposits by promoting longer-term certificates. The Company has also entered into reverse repurchase agreements with terms of up to 330 days. The Company does not solicit negotiated high-rate jumbo certificates of deposit or brokered funds.

The Board of Directors functions as the Asset Liability Management Committee which is responsible for reviewing the Company's asset and liability policies. The Committee meets quarterly to discuss interest rate risks and trends, as well as liquidity and capital ratios and requirements.

Liquidity and Capital Resources

At September 30, 1997, the Company was required to maintain minimum levels of liquid assets by FDIC regulations. The Company's liquidity policy, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings and is currently 5.0%. The Company historically has maintained a level of liquid assets in excess of requirements, and the Company's liquidity ratio averaged 5.36% during the fiscal year ended September 30, 1997. The Company adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes on mortgage loan escrow accounts, repayment of borrowings, when applicable, and loan commitments. The Company also adjusts liquidity as appropriate to meet its asset/liability objectives.

The Company's primary sources of funds are deposits, borrowed money, repayment and prepayment of loans and mortgage-backed securities, borrowings, maturities of investments, and funds provided from operations. While loan and mortgage-backed securities scheduled repayments are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Company invests excess funds in overnight deposits, other short-term interest-earning investments, and other assets which provide liquidity to fund lending demand. Assets qualifying for liquidity at September 30, 1997, 1996, and 1995 amounted to $13.1 million, $29.6 million, and $26.3 million, respectively.

A major portion of the Company's liquidity consists of cash and cash equivalents which are a product of its operating, investing, and financing activities. The primary sources of cash are derived from operations and financing activities.

Liquidity management is both a daily and long-term function of business management. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB to proved an additional source of funds. At September 30, 1997, the Company had $37.0 million in borrowings from the FHLB.

At September 30, 1997, the Company had outstanding mortgage loan commitments of $2.0 million. Certificates of deposit scheduled to mature in one year or less at September 30, 1997 totaled $112.2 million. Management believes, based on past experience, that a significant portion of such deposits will remain with the Company.

At September 30, 1997, the Company exceeded all of its regulatory capital requirements.

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

Impact of New Accounting Pronouncements

In February 1997, the FASB issued SFAS No. 128, Earnings per Share, which establishes standards for computing and presenting earnings per share (EPS). SFAS No. 128 simplifies existing standards for computing EPS and makes them comparable to international standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the components of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. SFAS No. 128 is effective for financial statements issued for periods ending after December 31, 1997, including interim periods, and requires restatement of all prior-period EPS data presented. The Company does not believe the adoption of SFAS No. 128 will have a material effect on its financial condition or results of operations.

Also in February 1997, the FASB issued SFAS No. 129, Disclosure of Information about Capital Structure. SFAS No. 129 applies to all entities and establishes standards for disclosing information about an entity's capital structure. SFAS No. 129 is effective for financial statements for periods ending after December 15, 1997. The adoption of SFAS No. 129 is not expected to have a material impact on the Company's consolidated financial statements.

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. It does not, however, specify when to recognize or how to measure items that make up comprehensive income. SFAS No. 130 was issued to address concerns over the practice of reporting elements of comprehensive income directly in equity.

SFAS No. 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in equal prominence with the other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. Enterprises are required to classify items of "other comprehensive income" by their nature in the financial statement and display the balance of other comprehensive income separately in the equity section of a statement of financial position. It does not require per share amounts of comprehensive income to be disclosed.

SFAS No. 130 is  applicable to all entities that provide a full set of financial
statements  consisting  of  a  statement  of  financial  position,   results  of
operations and cash flows.

SFAS No. 130 is effective for both interim and annual periods beginning after December 15, 1997. Earlier application is permitted. Comparative financial statements provided for earlier periods are required to be reclassified to reflect the provisions of this statement. Publicly traded enterprises that issue condensed financial statements for interim periods are required to report a total for comprehensive income in those financial statements. The adoption of SFAS No. 130 is not expected to have a material impact on the Company's consolidated financial statements.

                     CHARTER FINANCIAL, INC. AND SUBSIDIARY
                                Sparta, Illinois

                        Consolidated Financial Statements

                           September 30, 1997 and 1996

                   (With Independent Auditors' Report Thereon)

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------














The Board of Directors
Charter Financial, Inc.
Sparta, Illinois:

We have audited the accompanying consolidated balance sheets of Charter Financial, Inc. and subsidiary (the Company) as of September 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Charter Financial, Inc. and subsidiary as of September 30, 1997 and 1996, and the results of their operations and cash flows for each of the years in the three-year period ended September 30, 1997, in conformity with generally accepted accounting principles.




                                                        /s/KPMG Peat Marwick LLP

                                                           KPMG Peat Marwick LLP

St. Louis, Missouri
November 3, 1997

                                      Consolidated Balance Sheets

                                      September 30, 1997 and 1996


                         Assets                                             1997               1996
                                                                      -------------      -------------
Cash ............................................................     $   1,342,727      $   1,492,740
Interest-bearing deposits .......................................         4,954,102          7,475,682
Investment securities:
     Available for sale, at market value (amortized
       cost of $55,686,540 and $61,973,995 at
       September 30, 1997 and 1996, respectively) ...............        56,022,239         61,663,300
     Held to maturity, at cost (market value of
       $5,828,799 and $8,819,034 at September 30,
       1997 and 1996, respectively) .............................         5,791,540          8,860,125
Mortgage-backed securities:
     Available for sale, at market value (amortized
       cost of $13,185,144 and $15,059,424 at
       September 30, 1997 and 1996, respectively) ...............        13,403,729         15,116,592
     Held to maturity, at cost (market value of
       $1,241,765 and $1,553,881 at September 30,
       1997 and 1996, respectively) .............................         1,202,190          1,515,622
Loans receivable, net ...........................................       287,649,998        275,486,929
Accrued interest receivable .....................................         2,693,331          3,098,131
Real estate acquired by foreclosure, net ........................           670,274            428,279
Office properties and equipment, at cost less
     accumulated depreciation ...................................         5,862,896          5,990,392
Prepaid expenses and other assets ...............................           765,415          1,995,423
Income taxes receivable .........................................           280,655               --
Deferred tax asset, net .........................................              --              955,304
Core deposit intangible .........................................           895,813          1,031,729
Cost in excess of fair value of net assets acquired .............         5,497,576          3,320,843
                                                                      -------------      -------------
                                                                      $ 387,032,485      $ 388,431,091
                                                                      =============      =============

                  Liabilities and Stockholders' Equity

Deposits ........................................................     $ 275,979,748      $ 248,722,627
Accrued interest on deposits ....................................           783,851            576,341
Borrowed money ..................................................        50,317,037         76,353,783
Advance payments by borrowers for taxes and insurance ...........           313,840          1,084,720
Income taxes payable ............................................              --              188,097
Deferred tax liability, net .....................................           210,831               --
Accrued expenses and other liabilities ..........................         1,009,882          5,111,072
                                                                      -------------      -------------
                         Total liabilities ......................       328,615,189        332,036,640
                                                                      -------------      -------------

Commitments and contingencies
Stockholders' equity:
     Common stock, $0.10 par value,  8,000,000 shares authorized,
       4,365,823 and 4,253,459 shares issued at
       September 30, 1997 and 1996,  respectively ...............           436,582            425,346
     Additional paid-in capital .................................        30,592,730         28,762,464
     Retained earnings, substantially restricted ................        33,137,223         28,885,198
     Unrealized gain (loss) on securities available
       for sale, net of applicable taxes ........................           326,291           (206,204)
     Unamortized restricted stock awards ........................        (1,222,368)              --
     Unearned ESOP shares .......................................        (1,236,024)        (1,472,353)
     Treasury stock, at cost; 215,700 shares
       at September 30, 1997 ....................................        (3,617,138)              --
                                                                      -------------      -------------
                         Total stockholders' equity .............        58,417,296         56,394,451
                                                                      -------------      -------------
                                                                      $ 387,032,485        388,431,091
                                                                      =============      =============


See accompanying notes to consolidated financial statements.

                               Consolidated Statements of Income

                        Years ended September 30, 1997, 1996, and 1995


                                                     1997            1996             1995
                                                 -----------     -----------      -----------
Interest income:
   Loans receivable ........................     $24,246,665     $19,439,001      $15,461,525
   Investment securities ...................       4,123,334       3,936,589        3,307,960
   Mortgage-backed securities ..............       1,091,424       1,173,197        1,086,559
   Other ...................................         174,310         270,160          152,449
                                                 -----------     -----------      -----------
           Total interest income ...........      29,635,733      24,818,947       20,008,493
                                                 -----------     -----------      -----------
Interest expense:
   Deposits ................................      12,377,941       9,792,900        7,566,735
   Borrowed money ..........................       3,345,919       2,632,822        2,741,838
                                                 -----------     -----------      -----------
           Total interest expense ..........      15,723,860      12,425,722       10,308,573
                                                  -----------     -----------      -----------
          Net interest income .............      13,911,873      12,393,225        9,699,920
Provision for losses on loans ..............         321,250         170,000          360,000
                                                 -----------     -----------      -----------
           Net interest income after
               provision for losses on loans      13,590,623      12,223,225        9,339,920
                                                 -----------     -----------      -----------
Noninterest income:
   Late charges and other loan fees ........         578,795         391,113          241,049
   Gain (loss) on sale of investment
      securities, net ......................         369,474         (28,806)         (13,719)
   Gain (loss) on sale of mortgage-backed
      securities, net ......................          14,859          (8,916)            --
   Deposit account fees ....................         961,377         797,034          677,134
   Commissions and fees ....................         221,300         274,747          179,851
   Other ...................................       1,861,192         416,239          326,157
                                                 -----------     -----------      -----------
           Total noninterest income ........       4,006,997       1,841,411        1,410,472
                                                 -----------     -----------      -----------

Noninterest expense:
   Compensation and employee benefits ......       3,970,386       3,660,994        3,025,291
   Office buildings and equipment ..........         936,123         662,845          477,326
   Data processing .........................         481,550         419,906          357,828
   Advertising .............................         194,641         237,479          147,918
   Deposit insurance premiums ..............         147,162         457,818          437,794
   SAIF special assessment .................            --         1,479,021             --
   Other ...................................       2,128,763       1,641,149        1,306,395
   Provision for losses and expenses on
      real estate acquired by foreclosure ..         188,181          81,197            3,531
   Amortization of cost in excess of fair
      value of net assets acquired .........         455,061         211,271          136,409
                                                 -----------     -----------      -----------
           Total noninterest expense .......       8,501,867       8,851,680        5,892,492
                                                 -----------     -----------      -----------
           Income before income tax expense        9,095,753       5,212,956        4,857,900
Income tax expense .........................       3,657,373       2,155,311        1,874,023
                                                 -----------     -----------      -----------
           Net income ......................     $ 5,438,380     $ 3,057,645      $ 2,983,877
                                                 ===========     ===========      ===========

Earnings per share .........................     $      1.27     $       .67      $      .69


See accompanying notes to consolidated financial statements.

                                           Consolidated Statements of Stockholders' Equity
                                           Years ended September 30, 1997, 1996, and 1995

                                                                        Unrealized
                                                                        gain (loss)
                                                                       on securities
                                                             Retained    available     Unamor-
                                                             earnings,   for sale,      tized                              Total
                                                Additional    substan-    net of     restricted    Unearned                stock-
                             Common stock         paid-in      ially     applicable    stock         ESOP     Treasury    holders'
                          Shares     Amount       capital    restricted    taxes       awards       shares     stock       equity
                          ------     ------       -------    ----------    -----       ------       ------     -----       ------
Balance, Septem-
   ber 30, 1994         2,170,160  $2,170,160  $ 7,131,365  $24,349,064  $(620,508)  $(297,333)  $(1,152,000)  $ -     $ 31,580,748
Net income                   -           -          -         2,983,877       -          -            -          -        2,983,877
Amortization of                                                                                       -
   restricted
   stock awards              -           -          -            -            -        148,666        -          -          148,666
Amortization of
   ESOP awards               -           -         259,045       -            -          -           288,000     -          547,045
Exercise of stock
   options                    965         965        8,685       -            -          -            -          -            9,650
Dividends declared on
   nonmutual holding
   company-owned
   common stock
   at $.60 per share        -            -          -          (569,572)      -          -            -          -         (569,572)
Change in unrealized
   gain (loss) on
   securities
   available for
   sale, net of
   applicable taxes         -            -          -            -         921,566       -            -          -          921,566
                       ----------  ----------  -----------   -----------  --------   ---------   -----------   ----    ------------
Balance, Septem-
   ber 30, 1995         2,171,125   2,171,125    7,399,095    26,763,369   301,058    (148,667)     (864,000)    -       35,621,980
Net income                  -            -          -          3,057,645      -          -            -          -        3,057,645
Net proceeds from
   sale of common
   stock of Charter
   Financial, Inc.      2,919,414     291,941   27,728,948       -            -          -          (969,030)    -       27,051,859
Cancellation of
   Charter Bank, S.B.
   common stock owned
   by Charter
   Bancorp, M.H.C.     (1,190,000) (1,190,000)   1,190,000       -            -          -           -           -          -
Cancellation of
   Charter Bank, S.B.
   common stock owned
   by minority stock-
   holders               (986,051)   (986,051)     986,051       -            -          -           -           -          -
Insurance of common
   stock of Charter
   Financial, Inc. to
   minority
   stockholders of
   Charter Bank, S.B.   2,054,832     205,483     (205,483)      -            -          -           -           -          -

Capital contribution
   from Charter
   Bancorp, M.H.C           -            -         100,000       -            -          -           -           -          100,000
Cash paid to minority
   stockholders for
   fractional shares        (230)         (23)      (2,303)      -            -          -           -           -           (2,326)
Purchase of treasury
   stock and retirement
   of shares            (721,285)     (72,129)  (8,911,580)      -            -          -           -           -       (8,983,709)
Exercise of stock
   options                 6,488        5,834       55,262       -            -          -           -           -           61,096
Tax benefit of non-
   incentive stock
   options                  -            -          27,400       -            -          -           -           -           27,400
   exercised
Cancellation of
   restricted stock
   awards                   (834)        (834)      (7,506)      -            -           8,340      -           -          -
Amortization of
   restricted stock
   awards                   -            -          -            -            -         140,327      -           -          140,327
Amortization of
   ESOP awards              -            -         402,580       -            -          -           360,677     -          763,257
Dividend declared
   on nonmutual
   holding company-
   owned common stock
   at $.15 per              -            -          -           (132,780)     -          -           -           -         (132,780)
   share
Dividends declared
   on common stock of
   Charter Financial,
   Inc. at $.18 per
   share                    -            -          -           (803,036)     -          -           -           -         (803,036)
Cumulative effect of
   transfer of
   securities to
   available for sale,
   net of                   -            -          -            -         (59,952)      -           -           -          (59,952)
   applicable taxes
Change in unrealized
   gain (loss) on
   securities
   available for
   sale, net of
   applicable taxes         -            -          -            -        (447,310)      -           -           -         (447,310)
                       ----------  ----------  -----------   -----------  --------   ---------   -----------   ----    ------------
Balance, Septem-
   ber 30, 1996        4,253,459   $  425,346  $28,762,464   $28,885,198 $(206,204)  $   -      $ (1,472,353)   $ -     $56,394,451
                       =========   ==========  ===========   =========== =========   ========== ============    ====    ============

See accompanying notes to consolidated financial statements.

                                     Consolidated Statements of Stockholders' Equity, Continued

                                                                     Unrealized
                                                                     gain (loss)
                                                                    on securities
                                                          Retained    available     Unamor-
                                                          earnings,   for sale,      tized                              Total
                                            Additional    substan-    net of     restricted    Unearned                stock-
                           Common stock       paid-in      ially     applicable    stock         ESOP     Treasury    holders'
                        Shares     Amount     capital    restricted    taxes       awards       shares     stock       equity
                        ------     ------     -------    ----------    -----       ------       ------     -----       ------
Balance, Septem-
   ber 30, 1996       4,253,459  $425,346  $28,762,464  $28,885,198  $ (206,204) $   -       $(1,472,353)  $   -        $56,394,451
Net income                 -         -          -         5,438,380        -         -             -           -          5,438,380
Issuance of re-
   stricted stock
   awards               112,000    11,200    1,426,880        -      (1,438,080)     -             -           -            -
Purchase of treasury
   stock                   -         -          -             -            -         -             -        (3,617,138)  (3,617,138)
Exercise of stock
   options                  364        36        1,715        -            -         -             -           -              1,751
Amortization of
   restricted stock
   awards                 -          -          -             -         215,712      -             -           -            215,712
Amortization of
   ESOP awards            -          -         401,671        -            -         -            236,329      -            638,000
Dividends declared
   on common stock of
   Charter Financial,
   Inc. at $.30 per
   share                  -          -          -        (1,186,355)       -         -             -           -         (1,186,355)
Change in unrealized
   gain (loss) on
   securities
   available for
   sale, net of
   applicable taxes       -          -          -             -         532,495      -             -           -            532,495
                      ---------  --------  ----------- ----------    ----------  ----------  ------------    ---------   ----------
Balance, Septem-
   ber 30, 1997       4,365,823  $436,582  $30,592,730  $33,137,223  $  326,291  $(1,222,368)$(1,236,024)  $(3,617,138) $58,417,296
                      =========  ========  ===========  ===========  ==========  =========== ===========   ===========  ===========


See accompanying notes to consolidated financial statements.

                                         Consolidated Statements of Cash Flows

                                     Years ended December 31, 1997, 1996 and 1995


                                                                          1997              1996              1995
                                                                     -----------        -----------       -----------
Cash flows from operating activities:
   Net income ................................................       $ 5,438,380        $ 3,057,645       $ 2,983,877
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization:
         Office properties and equipment .....................           710,394            507,285           351,612
         Discounts related to purchase accounting ............           (53,525)           (63,272)          (28,334)
         Cost in excess of fair value of net assets acquired .           455,061            211,271           136,409
         Fees, discounts, and premiums .......................        (1,597,827)        (1,894,383)       (1,717,121)
         Stock plans .........................................           853,712            903,584           695,711
       Decrease (increase) in accrued interest receivable ....           541,797           (664,241)         (498,481)
       Increase (decrease) in accrued interest on deposits ...            95,531           (230,264)           47,005
       Provision for losses on loans .........................           321,250            170,000           360,000
       Stock dividend from FHLB ..............................              --                 --             (27,000)
       Decrease (increase) in income taxes, net ..............           486,239           (348,536)          257,939
       (Gain) loss on sale of investment securities, net .....          (369,474)            28,806            13,719
       (Gain) loss on sale of mortgage-backed securities, net            (14,859)             8,916              --
       Net change in other assets and other liabilities ......        (2,717,310)         2,169,206           125,068
                                                                     -----------        -----------       -----------
           Net cash provided by operating activities .........         4,149,369          3,856,017         2,700,404
                                                                     -----------        -----------       -----------
Cash flows from investing activities:
   Principal repayments on:
     Loans receivable ........................................       112,698,300        102,481,371        67,036,963
     Mortgage-backed securities ..............................         4,238,302          4,224,776         2,442,953
     Investment securities ...................................         1,142,042          2,447,789         2,158,335
   Proceeds from sale of:
     Loans receivable ........................................         2,630,969          1,549,116         1,722,721
     Mortgage-backed securities ..............................         1,758,789             64,471              --
     Investment securities ...................................         6,753,867          3,876,723            39,500
   Redemption of FHLB stock ..................................         1,094,300            656,000           955,000
   Maturity of investment securities .........................        19,811,970         17,130,000         7,635,000
   Purchase of:
     Loans receivable ........................................          (906,792)       (37,362,675)      (28,213,309)
     Mortgage-backed securities ..............................        (1,998,351)        (3,095,523)       (2,542,936)
     Investment securities ...................................       (15,356,585)       (32,556,167)      (11,988,779)
     FHLB stock ..............................................          (448,900)        (1,176,900)       (1,505,900)
   Cash invested in loans receivable .........................      (104,320,244)       (89,278,254)      (67,058,169)
   Cash paid for acquisition, net of cash received ...........        (5,739,607)        (6,936,679)             --
   Proceeds from sales of real estate acquired by
     foreclosure, net ........................................           360,103            345,722           335,148
   Purchase of office properties and equipment ...............          (412,811)          (780,856)       (1,507,572)
                                                                     -----------        -----------       -----------
           Net cash provided by (used in) investing activities        21,305,352        (38,411,086)      (30,491,045)
                                                                     -----------        -----------       -----------

Cash flows from financing activities:
   Increase (decrease) in deposits ...........................         3,436,770          1,895,605       (13,873,930)
   Deposits acquired, net of premium .........................              --                 --          19,794,592
   Repayments of FHLB advances ...............................          (124,290)        (2,119,864)       (2,010,000)
   Increase (decrease) in securities sold under agreements
     to repurchase, net ......................................        (1,436,456)         1,365,957        (1,987,822)
   Increase (decrease) in other borrowings, net ..............       (23,900,000)        18,800,000        25,800,000
   Repayments of ESOP indebtedness ...........................          (576,000)          (288,000)         (288,000)
   Increase (decrease) in advance payments by borrowers
     for taxes and insurance .................................          (792,877)           115,265            39,149
   Proceeds from sale of common stock, net ...................              --           27,051,859              --
   Cash paid to minority stockholders ........................              --               (2,326)             --
   Exercise of stock options .................................             1,751             61,096             9,650
   Dividends paid ............................................        (1,118,074)          (820,195)       (1,773,219)
   Purchase of treasury stock and retirement of shares .......              --           (8,983,709)             --
   Purchase of treasury stock ................................        (3,617,138)              --                --
   Capital contribution from Charter Bancorp, M.H.C ..........              --              100,000              --
                                                                     -----------        -----------       -----------
           Net cash provided by (used in)
              financing activities ...........................       (28,126,314)        37,175,688        25,710,420
                                                                     -----------        -----------       -----------
           Net increase (decrease) in cash
              and cash equivalents ...........................        (2,671,593)         2,620,619        (2,080,221)
Cash and cash equivalents, beginning of year .................         8,968,422          6,347,803         8,428,024
                                                                     -----------        -----------       -----------
Cash and cash equivalents, end of year .......................     $   6,296,829      $   8,968,422      $  6,347,803
                                                                   =============      =============      ============
Supplemental disclosure of cash flow information:
   Interest paid .............................................        15,380,434      $  12,260,869      $ 10,352,617
   Taxes paid ................................................         3,045,500          2,508,882         1,590,000
   Loans transferred to real estate acquired by foreclosure ..           961,615            720,040           258,078
   Interest credited to deposits .............................         8,609,797          6,619,453         5,464,128
   Securities transferred to available for sale ..............              --            5,971,820              --
                                                                   =============      =============      ============

See accompanying notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements

                           September 30, 1997 and 1996



(1)    Summary of Significant Accounting Policies
       Following  are  the   significant   accounting   policies  which  Charter
          Financial, Inc. and its subsidiary (the Company) follow in preparing and presenting their consolidated financial statements:

          Reorganization to a Stock Corporation
          On December 28, 1995, Charter Bancorp, M.H.C. (the MHC) completed its conversion from an Illinois-chartered mutual holding company to a Delaware stock corporation (the Conversion). At the date of the Conversion, the Company completed the sale of 2,919,414 shares of common stock, $.10 par value, at a price of $10.00 per share to Charter Bank S.B.'s (the Bank) depositors, Employee Stock Ownership Plan (ESOP), and minority stockholders in a subscription offering and to certain members of the general public in a community offering. Net proceeds from the sale of common stock were $27,051,859, after deducting approximately $1.2 million of offering expenses and $969,030 related to the sale of 96,903 shares to the Bank's ESOP.

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

          Business
          The Company  provides a full range of banking  services to  individual and corporate customers through its home office in Sparta, Illinois, and seven branch offices in neighboring cities in Southern Illinois. The Company is subject to competition from other financial institutions, is subject to the regulations of certain federal and state agencies, and undergoes periodic examinations by those regulatory authorities.

                   Notes to Consolidated Financial Statements



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

                   Notes to Consolidated Financial Statements



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

          Available-for-sale    securities   are   recorded   at   fair   value.
              Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization of premiums or discounts. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and reported as a separate component of stockholders' equity until realized.

          A decline in the market value of any security below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security.

          Premiums and discounts are amortized over the lives of the respective securities as an adjustment to yield using the interest method. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific-identification method for determining the cost of securities sold.

          On November 15, 1995, the Financial Accounting Standards Board (FASB) issued a special report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities (the Special Report). Due to uncertainties surrounding the regulatory capital treatment for unrealized gains and losses on available-for-sale securities, the Special Report was issued to allow all entities a one-time opportunity to reconsider their ability and intent to hold

                   Notes to Consolidated Financial Statements



              securities to maturity and transfer securities from held to maturity without "tainting" the remaining held-to-maturity securities. These transfers were only allowed during the period from the date of issuance of the Special Report through December 31, 1995. As a result of the Special Report, management reconsidered the classification of held-to-maturity securities and transferred $5,971,820 of investment securities to available for sale on December 15, 1995.

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

          Loanorigination fees and the related incremental direct costs of originating loans are amortized over the contractual lives of the related loans using the interest method.

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

          A loan is considered impaired when it is probable a creditor will be unable to collect all amounts due - both principal and interest - according to the contractual terms of the loan agreement. When measuring impairment, the expected future cash flows of an impaired loan are discounted at the loan's effective interest rate. Alternatively, impairment can be measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan. Regardless of the historical measurement method used, the Company measures impairment based on the fair value of the collateral when it determines foreclosure is probable. Additionally, impairment of loans for which terms

                   Notes to Consolidated Financial Statements



              have been modified in a troubled-debt restructuring is measured by discounting the total expected future cash flows at the loan's effective rate of interest as stated in the original loan agreement.

          The Company  applies the  recognition  criteria for impaired  loans to multi-family residential loans, commercial real estate loans, agriculture loans, and restructured loans. Smaller balance homogeneous loans, including one-to-four family residential loans and consumer loans, are collectively evaluated for impairment. Interest income on impaired loans is recognized on a cash basis.

          Real Estate Acquired by Foreclosure
          Realestate acquired by foreclosure is initially recorded on an individual property basis at estimated fair value on the date of foreclosure, thus establishing a new cost basis. Subsequent to foreclosure, real estate is periodically evaluated by management and a valuation allowance is established if the estimated fair value, less cost to sell, of the property declines. Subsequent increases in fair value are recorded through a reversal of the valuation allowance, but not below zero. Costs incurred in maintaining the properties are charged to expense.

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

                   Notes to Consolidated Financial Statements



          Cost in Excess of Fair Value of Net Assets Acquired
          Costin excess of fair value of net assets acquired (goodwill) arose from the acquisitions of Home Federal Savings Bank, Carbondale, Illinois in 1997 (see note 2), Community Savings Bank, Marion, Illinois in 1996 (see note 2), and Carbondale Savings and Loan Association in 1983, all of which were accounted for by the purchase method. Goodwill is being amortized on a straight-line basis over 15 years.

          Core Deposit Intangible
          A core deposit intangible in the original amount of $1,235,604 resulted from the May 1995 acquisition of the deposit liabilities of another financial institution. This intangible asset is being amortized on an accelerated basis over 10 years. The remaining unamortized intangible totaled $895,813 at September 30, 1997.

          Securities Sold Under Agreements to Repurchase
          The Company   enters  into  sales  of  securities   under   repurchase
              agreements (reverse repurchase agreements). Reverse repur-chase agreements are treated as financings, and the obligation to repurchase securities sold is reflected as a liability in the consolidated balance sheets.

          Stock Option Plans
          Prior to October 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On October 1, 1996, the Company adopted SFAS 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income for employee stock option grants made in 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

          Income Taxes
          The Company files a consolidated federal income tax return. Deferred income taxes result from income and expense recogni-tion in different accounting periods for tax purposes than for financial reporting purposes (timing differences).

          Income taxes are accounted  for under the asset and liability  method.
              Deferred tax assets and liabilities are recognized

                   Notes to Consolidated Financial Statements

              for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

          Earnings per share have been calculated based on the weighted average number of common shares and common stock equivalents outstanding of 4,293,449, 4,550,068, and 4,314,838 for the years ended
              September 30, 1997, 1996, and 1995, respectively. As a result of the Conversion, the weighted average number of common shares outstanding for 1995 was restated based on the Exchange Ratio.

          Reclassifications
          Certain reclassifications of 1996 and 1995 information have been made to conform to the 1997 presentation.

(2)    Business Combinations
       On January 15,1997, the Company completed its acquisition of Home Federal
          Savings Bank, Carbondale, Illinois (Home Federal) in exchange for cash of $6.3 million. Home Federal's assets consisted primarily of loans receivable of $21.4 million, investment securities of $3.1 million, and mortgage-backed securities of $1.8 million, while liabilities consisted primarily of savings deposits of $23.8 million. The acquisition was accounted for using the purchase method and, accordingly, the operating results of Home Federal have been included in the Company's results of operations since the date of the acquisition. The excess of the cost over fair value of the net assets acquired was approximately $2.6 million.

       On May 15,  1996,  the Company  completed  its  acquisition  of Community
          Savings Bank, Marion, Illinois (Community Savings) in exchange for cash of $7.5 million. Community Savings' assets consisted primarily of loans receivable of $45.4 million and investment securities of $6.3 million, while liabilities consisted primarily of savings deposits of $49.7 million. The acquisition was accounted for using the purchase method and, accordingly, the operating results of Community Savings have been included in the Company's results of operations since the date of the acquisition. The excess of the cost over fair value of the net assets acquired was approximately $2.9 million.

                   Notes to Consolidated Financial Statements



(3)    Investment Securities
       Theamortized cost and market value of investment securities classified as available for sale at September 30, 1997 and 1996 follow:

                                                     September 30, 1997
                               --------------------------------------------------------------
                                                  Gross             Gross
                                                  unreal-           unreal-
                                Amortized          ized              ized             Market
                                  cost             gains            losses             value
                               -----------      ---------       ------------       -----------
Debt securities:
   U.S. government
     and agencies .......      $37,419,828      $ 437,682       $    (25,905)      $37,831,605
   Corporate debentures .        2,098,299          2,018               (387)        2,099,930
   Collateralized
     mortgage obligations        5,622,860         11,252            (53,113)        5,580,999
   Municipal bonds ......        1,255,891          9,850               --           1,265,741
Equity securities:
   Mutual funds .........        6,690,162          1,915            (47,613)        6,644,464
   Stock in Federal
     Home Loan Bank .....        2,599,500           --                 --           2,599,500
                               -----------      ---------       ------------       -----------
                               $55,686,540      $ 462,717       $   (127,018)      $56,022,239
                               ===========      =========       ============       ===========
                                                    September 30, 1996
                               ---------------------------------------------------------------
                                                  Gross              Gross
                                                 unreal-           unreal-
                                 Amortized        ized               ized              Market
                                  cost            gains             losses             value
                               -----------      ---------       ------------       -----------
Debt securities:
   U.S. government
     and agencies .......      $43,726,735      $ 263,581       $   (196,290)      $43,794,026
   Corporate debentures .        2,149,003           --              (32,923)        2,116,080
   Collateralized
     mortgage obligations        6,373,165          5,958           (222,024)        6,157,099
Equity securities:
   Mutual funds .........        6,675,192           --             (128,997)        6,546,195
   Stock in Federal
     Home Loan Bank .....        3,049,900           --                 --           3,049,900
                               -----------      ---------       ------------       -----------
                               $61,973,995      $ 269,539       $   (580,234)      $61,663,300
                               ===========      =========       ============       ===========

       Gross realized gains, gross realized losses, and gross proceeds from sales of debt and equity securities follow:


                                       1997                1996           1995
                                   -----------       -----------       --------
Gross realized gains ........      $   374,767       $     1,425       $   --
Gross realized losses .......           (5,293)          (30,231)       (13,719)
                                   -----------       -----------       --------
      Net realized gain
         (loss) .............      $   369,474       $   (28,806)      $(13,719)
                                   ===========       ===========       ========

Gross proceeds ..............      $ 6,753,867       $ 3,876,723       $ 39,500
                                   ===========       ===========       ========

                   Notes to Consolidated Financial Statements



       Theamortized cost and market value of debt securities classified as available for sale at September 30, 1997, by contractual maturity, follow:

                                                 Amortized               Market
                                                   cost                  value
                                                -----------          -----------
Within one year ......................          $ 3,388,338          $ 3,404,863
Between one and five years ...........           23,479,669           23,610,544
Between five and ten years ...........            9,115,974            9,170,589
After ten years ......................           10,412,897           10,592,279
                                                -----------          -----------
                                                $46,396,878          $46,778,275
                                                ===========          ===========

       Theamortized cost and market value of investment securities classified as held to maturity at September 30, 1997 and 1996 follows:

                                                    September 30, 1997
                                -----------------------------------------------------------
                                                                  Gross            Gross
                                                                  unreal-          unreal-
                                 Amortized        ized             ized            Market
                                   cost           gains           losses            value
                                ----------      --------       -----------       ----------
Debt securities:
   Corporate debentures ..      $1,002,147      $    583       $      --         $1,002,730
   Collateralized mortgage
     obligations .........       1,935,570         6,392           (11,865)       1,930,097
   Municipal bonds .......       2,853,823        42,159               (10)       2,895,972
                                ----------      --------       -----------       ----------
                                $5,791,540      $ 49,134       $   (11,875)      $5,828,799
                                ==========      ========       ===========       ==========

                                                    September 30, 1996
                                -----------------------------------------------------------
                                                 Gross             Gross
                                                 unreal-           unreal-
                                  Amortized       ized              ized           Market
                                    cost          gains            losses          value
                                ----------      --------       -----------       ----------
Debt securities:
   U.S. government
     and agencies ........      $1,000,000      $  8,010       $      --         $1,008,010
   Corporate debentures ..       3,275,594         2,029            (4,053)       3,273,570
   Collateralized mortgage
     obligations .........       2,334,731          --             (56,505)       2,278,226
   Municipal bonds .......       2,249,800        10,193              (765)       2,259,228
                                ----------      --------       -----------       ----------
                                $8,860,125      $ 20,232       $   (61,323)      $8,819,034
                                ==========      ========       ===========       ==========

                                     - 32 -

                   Notes to Consolidated Financial Statements



       Theamortized cost and market value of debt securities classified as held to maturity at September 30, 1997, by contractual maturity, follows:

                                                   Amortized            Market
                                                     cost                value
                                                  ----------          ----------
Within one year ........................          $1,325,678          $1,326,693
Between one and five years .............           1,150,925           1,164,375
Between five and ten years .............             150,000             150,000
After ten years ........................           3,164,937           3,187,731
                                                  ----------          ----------
                                                  $5,791,540          $5,828,799
                                                  ==========          ==========

(4)    Mortgage-Backed Securities
       Theamortized  cost  and  market  value  of   mortgage-backed   securities
          classified as available for sale at September 30, 1997 and 1996 follow:

                                       September 30, 1997
                 ---------------------------------------------------------------
                                    Gross            Gross
                   Amortized      unrealized       unrealized           Market
                     cost           gains            losses             value
                 -----------      ---------       ------------       -----------

GNMA ......      $   639,203      $  69,387       $       --         $   708,590
FHLMC .....        8,792,346        166,706            (99,022)        8,860,030
FNMA ......        3,753,595         95,490            (13,976)        3,835,109
                 -----------      ---------       ------------       -----------
                 $13,185,144      $ 331,583       $   (112,998)      $13,403,729
                 ===========      =========       ============       ===========


                                      September 30, 1996
                 ---------------------------------------------------------------
                                    Gross             Gross
                  Amortized       unrealized       unrealized           Market
                     cost           gains             losses             value
                 -----------      ---------       ------------       -----------
GNMA ......      $   715,742      $  73,898       $       --         $   789,640
FHLMC .....        9,980,068        172,936           (184,954)        9,968,050
FNMA ......        4,363,614         54,798            (59,510)        4,358,902
                 -----------      ---------       ------------       -----------
                 $15,059,424      $ 301,632       $   (244,464)      $15,116,592
                 ===========      =========       ============       ===========

       The amortized  cost and  market  value  of   mortgage-backed   securities
          classified as available for sale at September 30, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities due to scheduled repayments and because borrowers may have the right to prepay obligations with or without prepayment penalties. The following table does not take into consideration the effects of possible prepayments:


                                                   Amortized             Market
                                                     cost                 value
                                                 -----------         -----------
Within one year ........................         $      --           $      --
Between one and five years .............             644,136             641,384
Between five and ten years .............              18,874              19,250
After ten years ........................          12,522,134          12,743,095
                                                 -----------         -----------
                                                 $13,185,144         $13,403,729
                                                 ===========         ===========

                                     - 33 -

                   Notes to Consolidated Financial Statements


       Gross realized gains, gross realized losses, and gross proceeds from sales of mortgage-backed securities follows:

                                                       1997               1996
                                                  -----------          --------
Gross realized gains ....................         $    19,064          $   --
Gross realized losses ...................              (4,205)           (8,916)
                                                  -----------          --------
      Net realized gain (loss) ..........         $    14,859          $ (8,916)
                                                  ===========          ========

Gross proceeds ..........................         $ 1,758,789          $ 64,471
                                                  ===========          ========

       There were no sales of mortgage-backed securities during the year ended September 30, 1995.

       Theamortized  cost  and  market  value  of   mortgage-backed   securities
          classified as held to maturity at September 30, 1997 and 1996 follow:

                                         September 30, 1997
                                                         Gross            Gross
                          Amortized     unrealized    unrealized          Market
                            cost          gains         losses             value
                         ----------      -------      ----------      ----------

GNMA ..............      $  446,629      $21,093      $     --        $  467,722
FHLMC .............         316,617        8,031            --           324,648
FNMA ..............         118,138        5,669            --           123,807
Private pass-
  throughs ........         320,806        4,782            --           325,588
                         ----------      -------      ----------      ----------
                         $1,202,190      $39,575      $     --        $1,241,765
                         ==========      =======      ==========      ==========
                                           September 30, 1996
                         -------------------------------------------------------
                                           Gross        Gross
                          Amortized     unrealized    unrealized         Market
                            cost           gains       losses            value
                         ----------      -------      ----------      ----------
GNMA ..............      $  612,116      $10,526      $     --        $  622,642
FHLMC .............         363,470        3,439            --           366,909
FNMA ..............         171,941        4,992            --           176,933
Private pass-
  throughs ........         368,095       19,302            --           387,397
                         ----------      -------      ----------      ----------
                         $1,515,622      $38,259      $     --        $1,553,881
                         ==========      =======      ==========      ==========

          Notes to Consolidated Financial Statements

       The amortized  cost  and  market  value  of   mortgage-backed  securities
          classified as held to maturity at September 30, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities due to scheduled repayments and because borrowers may have the right to prepay obligations with or without prepayment penalties. The following table does not take into consideration the effects of possible prepayments:

                                                    Amortized            Market
                                                      cost                value
                                                  ----------          ----------
Between five and ten years .............          $   72,740          $   75,881
After ten years ........................           1,129,450           1,165,884
                                                  ----------          ----------
                                                  $1,202,190          $1,241,765
                                                  ==========          ==========

(5)    Loans Receivable
       A comparative summary of loans receivable follows:

                                                      1997               1996
                                                 ------------       ------------
Loans secured by real estate:
   Residential:
     1-4 family ..........................       $200,610,239       $193,301,481
     Multifamily .........................          3,053,705          1,748,587
                                                 ------------       ------------
            Total residential ............        203,663,944        195,050,068
   Land held for development .............          1,531,653          1,055,501
   Commercial ............................         13,705,020         11,621,874
                                                 ------------       ------------
            Total loans secured by
              real estate ................        218,900,617        207,727,443
                                                 ------------       ------------
Commercial business loans ................          7,880,656          7,767,959
Consumer loans:
   Automobile loans ......................         47,252,503         50,292,567
   Mobile home loans .....................            292,927            169,808
   Education loans .......................            549,648          1,373,526
   Loans secured by deposits .............          1,820,881          1,589,568
   Other .................................         15,735,460         12,119,599
                                                 ------------       ------------
            Total consumer loans .........         65,651,419         65,545,068
                                                 ------------       ------------
                                                  292,432,692        281,040,470
                                                 ------------       ------------
Less:
   Loans in process ......................                769             35,787
   Unearned discount, net ................          2,057,724          2,648,056
   Deferred loan fees ....................            274,593            205,280
   Allowance for losses ..................          2,257,515          2,418,800
   Purchase accounting discounts .........            192,093            245,618
                                                 ------------       ------------
                                                    4,782,694          5,553,541
                                                 ------------       ------------
                                                 $287,649,998       $275,486,929
                                                 ============       ============

          The weighted average interest rate on loans was 8.65% and 8.48% at September 30, 1997 and 1996, respectively.

                   Notes to Consolidated Financial Statements


          A summary of activity in the allowance for losses for the years ended September 30, 1997, 1996, and 1995 follows:


                                       1997             1996             1995
                                  -----------      -----------      -----------
Balance, beginning of year ..     $ 2,418,800      $ 2,232,016      $ 2,129,296
Provision charged to expense          321,250          170,000          360,000
Acquisition of Home Federal .         190,000             --               --
Acquisition of Community
   Savings ..................            --            265,000             --
Charge-offs .................        (829,402)        (421,652)        (349,839)
Recoveries ..................         156,867          173,436           92,559
                                  -----------      -----------      -----------
Balance, end of year ........     $ 2,257,515      $ 2,418,800      $ 2,232,016
                                  ===========      ===========      ===========

       A summary of loans receivable contractually in arrears three months or more is as follows:

                                                    1997                1996
                                                 ----------          ----------
Residential real estate loans ..........         $  826,582          $1,068,570
Commercial real estate loans ...........            381,374             849,529
Consumer loans .........................            289,219             243,426
                                                 ----------          ----------
                                                 $1,497,175          $2,161,525
                                                 ==========          ==========

Percent of loans receivable ............                .52%                .78%
                                                 ==========          ==========

Number of loans ........................                 93                  66
                                                 ==========          ==========

       A summary of loans on which interest is not being accrued and impaired loans at September 30, 1997 and 1996 follows:

                                                         1997             1996
                                                       --------         --------
Nonaccrual loans .............................         $381,374         $765,662
Impaired loans continuing to
   accrue interest ...........................             --               --
                                                       --------         --------
            Total impaired loans .............         $381,374         $765,662
                                                       ========         ========

       The allowance for losses on impaired loans was $204,000 and $375,000 at September 30, 1997 and 1996, respectively. The average balance of impaired loans during the years ended September 30, 1997 and 1996 was $573,518 and $524,403, respectively.

       A summary of interest income on nonaccrual and other impaired loans for the years ended September 30, 1997 and 1996 follows:

                                                            1997           1996
                                                          --------       -------
Income recognized - nonaccrual loans ..............       $   --         $  --
                                                          ========       =======

Interest income if interest had accrued -
   nonaccrual loans ...............................       $ 48,675       $53,681
                                                          ========       =======

                                     - 36 -

                   Notes to Consolidated Financial Statements


(6)    Real Estate Acquired by Foreclosure
       A comparative summary of real estate acquired by foreclosure is as follows:

                                                       1997               1996
                                                     --------           --------
Foreclosed real estate ...................           $632,473           $385,074
Deficiency judgments .....................             37,801             43,205
                                                     --------           --------
                                                     $670,274           $428,279
                                                     ========           ========

(7)    Office Properties and Equipment
       A comparative summary of office properties and equipment follows:

                                                       1997              1996
                                                   -----------        ----------
Land ......................................        $   903,727        $  855,373
Office buildings and improvements .........          5,245,362         5,321,618
Furniture, fixtures and equipment .........          4,100,865         3,636,287
Automobiles ...............................            102,833           102,833
                                                   -----------        ----------
                                                    10,352,787         9,916,111
Less accumulated depreciation .............          4,489,891         3,925,719
                                                   -----------        ----------
                                                   $ 5,862,896        $5,990,392
                                                   ===========        ==========


          Depreciation expense for the years ended September 30, 1997, 1996, and 1995 amounted to $710,394, $507,285, and $351,612, respectively.

(8)    Deposits
       A comparative summary of deposits follows:

                                                                     1997                          1996
                                                         ------------------------      ------------------------
                                                                          Percent                       Percent
                                      Stated                                 to                            to
                                       rate                  Amount        total            Amount       total
                                       ----                  ------        -----            ------       -----
Demand deposits:
   Checking                               0-2.70%        $ 42,257,489       15.3%      $ 35,809,064       14.4%
   Money market
     demand                            2.50-3.75           18,158,607        6.6         17,448,651        7.0
   Passbook                            2.00-2.75           41,577,326       15.1         35,694,715       14.4
                                                         ------------      -----       ------------      -----
                                                          101,993,422       37.0         88,952,430       35.8
                                                         ------------      -----       -------------     -----
Certificates of
   deposit:
                                  Less than 3.00               14,222        -               26,463        -
                                       3.00-4.99            3,111,382        1.1         14,826,775        6.0
                                       5.00-6.99          169,123,261       61.3        141,335,188       56.8
                                       7.00-8.99            1,324,695         .5          3,086,126        1.2
                                      9.00-11.00              412,766         .1            495,645         .2
                                      ==========         ------------      -----       ------------      -----
                                                          173,986,326       63.0        159,770,197       64.2
                                                         ------------      -----       ------------      -----
                                                         $275,979,748      100.0%      $248,722,627      100.0%
                                                         ============      =====       ============      =====

                                     - 37 -

                   Notes to Consolidated Financial Statements



          The weighted average interest rate on deposits was 4.67% and 4.63% at September 30, 1997 and 1996, respectively.

          A summary of the maturities of certificates of deposit at September 30, 1997 and 1996 follows:

                                       1997                          1996
                           --------------------------   --------------------------
                             Amount          Percent       Amount         Percent
                           ------------       -----    ------------        -----
Within one year ......     $112,180,098        64.5%   $109,803,423         68.7%
Second year ..........       46,667,854        26.8      32,827,662         20.5
Third year ...........       13,637,680         7.8      10,989,454          6.9
Fourth year ..........          939,670          .6       5,400,553          3.4
Thereafter ...........          561,024          .3         749,105           .5
                           ------------       -----    ------------        -----
                           $173,986,326       100.0%   $159,770,197        100.0%
                           ============       =====    ============        =====

       Interest expense on deposits, by type, for the years ended September 30, 1997, 1996, and 1995 is summarized as follows:


                                         1997            1996             1995
                                     -----------      ----------      ----------
Checking and money
   market .....................      $ 1,437,091      $1,334,117      $1,199,954
Savings accounts ..............        1,382,156         953,487         898,191
Certificates of deposit .......        9,422,778       7,363,202       5,370,258
Amortization of core
   deposit intangible .........          135,916         142,094          98,332
                                     -----------      ----------      ----------
                                     $12,377,941      $9,792,900      $7,566,735
                                     ===========      ==========      ==========

       Certificates  of deposit of  $100,000  or more  totaled  $17,535,643  and
          $11,837,210 at September 30, 1997 and 1996, respectively. Investment securities and mortgage-backed securities with a carrying value of approximately $26,226,000 and $12,207,000 at September 30, 1997 and 1996, respectively, were pledged to secure certain of these certificates of deposit. Investment securities and mortgage-backed securities with a carrying value of approximately $4,300,000 and $3,296,000 at September 30, 1997 and 1996, respectively, were pledged to secure a commercial checking account.

                                    Notes to Consolidated Financial Statements


(9)    Borrowed Money
       A summary of borrowed money at September 30, 1997 and 1996 is as follows:

                                                        September 30,             September 30,
                                                            1997                       1996
                                                        Weighted                     Weighted
                                                         average                      average
                                                         interest                     interest
                                           Amount          rate        Amount           rate
                                          -----------      ----     -----------         ----
Reverse repurchase
   agreements .......................     $13,345,251      5.48%    $14,781,706         5.35%
Line of credit advances
   from FHLB ........................      17,200,000      6.48      53,600,000         6.22
Fixed-term advances from FHLB due in:
                                 1998      19,500,000      5.42       7,000,000         5.11
                                 2001         271,786      8.36         396,077         8.36
ESOP ................................            --         --          576,000         8.00
                                                                    -----------         ----
                                          $50,317,037      5.81%    $76,353,783         5.97%
                                          ===========      ====     ===========         ====

       Reverse repurchase agreements (the agreements) are treated as financings, and the obligations to repurchase the securities sold are reflected as a liability. These agreements mature within one year. All of the agreements were to repurchase identical securities. The investment securities underlying the agreements were delivered to a designated safekeeping agent. These investment securities had an amortized cost and market value of $13,948,000 and $14,229,000, respectively, at Septem-ber 30, 1997. At September 30, 1996, the investment securities had an amortized cost and market value of $16,878,000 and $16,851,000, respectively.

       The agreements averaged approximately $13,320,000 and $13,510,000 during 1997 and 1996, respectively. The maximum amounts outstanding at any month-end during 1997 and 1996 were approximately $13,345,000 and $14,782,000, respectively. Interest expense on reverse repurchase agreements was approximately $720,000, $741,000, and $803,000 for the years ended September 30, 1997, 1996, and 1995, respectively.

       Line of  credit  advances  bear  interest  at 1%  above  the  FHLB  daily investment  deposit rate.  These  borrowings  are  short-term  and are secured. The maximum amount outstanding at any month-end was approximately $56,491,000 and $53,600,000 during 1997 and 1996, respectively. Interest expense on line of credit advances was approximately $1,528,000, $1,180,000, and $973,000 for the years ended September 30, 1997, 1996, and 1995, respectively.

       Interest expense on fixed-term  advances from the FHLB was  approximately
              $1,090,000, $649,000, and $878,000 for the years ended September 30, 1997, 1996, and 1995, respectively.

                   Notes to Consolidated Financial Statements



       At September 30, 1997 and 1996, total borrowings from the FHLB of Chicago were $36,971,786 and $60,996,077, respectively. Advances from the FHLB of Chicago are secured by a blanket lien of qualifying first mortgage loans equivalent to 165% of outstanding borrowings. As of September 30, 1997, the Company's available credit from the FHLB cannot exceed the lesser of 35% of total assets ($135.5 million), or 60% of one-to-four-family residential mortgages not more than 90 days delinquent ($119.9 million).

       In 1994, the ESOP borrowed  $1,440,000 to finance the  acquisition of the stock to be held in trust for future allocation to eligible participants. The debt of the ESOP was collateralized by the ESOP shares and was reflected as a liability in the consolidated balance sheet. During 1997, the Company repaid the remaining balance on the debt. Principal payments totaling $576,000 in 1997 and $288,000 in 1996 and interest payments of approximately $9,000 and $63,000 were made during 1997 and 1996, respectively.

(10)   Income Taxes
       The composition of income tax expense for the years ended September 30, 1997, 1996, and 1995 is as follows:


                                  1997              1996                1995
                              ----------        -----------         -----------
Current:
   Federal ...........        $2,531,015        $ 2,336,702         $ 1,689,259
   State .............           235,537            286,175             198,905
Deferred .............           890,821           (467,566)            (14,141)
                              ----------        -----------         -----------
                              $3,657,373        $ 2,155,311         $ 1,874,023
                              ==========        ===========         ===========

                                     - 40 -

                   Notes to Consolidated Financial Statements


       The reasons for the difference between expected federal income tax expense computed at the federal statutory rate of 34% and the actual amount are as follows:

                                        1997                        1996                        1995
                            ------------------------     -------------------------    -------------------------
                               Amount        Percent        Amount         Percent       Amount         Percent
                               ------        -------        ------         -------       ------         -------
Computed "expected"
  income tax expense ..     $ 3,092,556         34.0%    $ 1,772,405         34.0%    $ 1,651,686         34.0%
Items affecting
  federal income
  tax rate:
    Amortization
      of ESOP awards ..         131,709          1.4         161,587          3.1          72,114          1.5
    Tax-exempt
      interest ........         (46,663)         (.5)        (38,824)         (.8)        (45,269)         (.9)
    Amortization of
      cost in excess
      of fair value
      of net assets
      acquired ........         154,721          1.7          71,832          1.4          46,379           .9
    State income taxes,
      net of federal
      benefit .........         306,173          3.4         147,347          2.8         163,020          3.4
    Other .............          18,877           .2          40,964           .8         (13,907)         (.3)
                            -----------         ----     -----------         ----     -----------         ----
                            $ 3,657,373         40.2%    $ 2,155,311         41.3%    $ 1,874,023         38.6%
                            ===========         ====     ===========         ====     ===========         ====

       The components of deferred tax assets and deferred tax liabilities at September 30, 1997 and 1996 are summarized as follows:

                                                 1997             1996
                                             -----------      -----------
Deferred tax assets:
   General loan loss allowance .........     $   735,498      $   726,528
   SAIF special assessment .............            --            572,973
   Available-for-sale securities market
     valuation .........................            --             47,321
   Discounts and premiums related to
     purchase method of accounting .....         115,640           57,005
   Accrued liabilities .................         190,817             --
   Core deposit intangible .............          54,515           33,773
   Other, net ..........................          33,495           64,437
                                             -----------      -----------
          Total deferred tax assets ....       1,129,965        1,502,037
                                             -----------      -----------
Deferred tax liabilities:
   Available-for-sale securities market
     valuation .........................        (227,993)            --
   Loans, due to bad debts taken in
     excess of base year reserve .......        (287,590)        (217,535)
   Restricted stock awards .............        (423,803)            --
   Tax depreciation in excess of that
     recorded for book purposes ........        (238,946)        (227,969)
   FHLB stock dividends ................         (30,799)         (39,929)
   Other, net ..........................        (131,665)         (61,300)
                                             -----------      -----------
          Total deferred tax liabilities      (1,340,796)        (546,733)
                                             -----------      -----------
          Net deferred tax asset
             (liability) ...............     $  (210,831)     $   955,304
                                             ===========      ===========

                                     -41 -

                   Notes to Consolidated Financial Statements



       If certain conditions were met, the Company, in determining taxable income, was allowed a special bad debt deduction based on specified experience formulas or on a percentage of taxable income before such deduction. The Company used the percentage of taxable income method in 1996 and 1995, since this method resulted in the maximum bad debt deduction. The bad debt deduction under the percentage method was limited to 8% of taxable income.

       The special bad debt deduction accorded thrift institutions is covered under Section 593 of the Internal Revenue Code. On August 20, 1996, the Small Business Job Protection Act of 1996 (the Act) was signed into law. This Act included the repeal of Section 593 effective for tax years beginning after December 31, 1995. The repeal of the thrift reserve method generally requires thrift institutions to recapture into income the portion of bad debt reserves that exceed the base year reserve. The recapture will generally be taken into income ratably over six tax years. However, if the Company meets a residential loan requirement for the tax years beginning in 1996 and 1997, recapture of the reserve can be deferred until the tax year beginning in 1998. At September 30, 1997, the Company had bad debts deducted for tax purposes in excess of the base year reserve of approximately $742,000. The Company has recognized a deferred income tax liability for this amount.

       Certain events  covered by IRC Section  593(e),  which was not  repealed, will trigger a recapture of the base year reserve. The base year reserve of thrift institutions would be recaptured if a thrift ceases to qualify as a bank for federal income tax purposes. The base year reserves of thrift institutions also remain subject to income tax penalty provisions which, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders. At September 30, 1997, retained earnings included approximately $9.7 million of base year reserves, for which no deferred federal income tax liability has been recognized.

(11)   Regulatory Matters
       The Bank  is  subject   to  various   regulatory   capital   requirements
          administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                   Notes to Consolidated Financial Statements


       Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 1997, the Bank meets all capital adequacy requirements to which they are subject.

       As of June 30, 1996, the most recent notification from regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt correction action. To be well capitalized, banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios of 10%, 6%, and 5%, respectively. There are no conditions or events since that notification that management believes have changed the Bank's category.

       The Bank's actual and required capital amounts and ratios as of September 30, 1997 are as follows:

                                                                        Capital
                                                Actual               requirements
                                        --------------------      -------------------
                                         Amount       Ratio       Amount       Ratio
                                         ------       -----       ------       -----
                                                     (dollars in thousands)
Total capital (to risk-
   weighted assets) ...............     $48,699        22.16%     $17,579        8.00%
                                        =======        =====      =======        ====

Tier I capital (to risk-
   weighted assets) ...............     $46,800        21.30%     $ 8,789        4.00%
                                        =======        =====      =======        ====

Tier I capital (to average
   assets) ........................     $46,800        12.10%     $11,606        3.00%
                                        =======        =====      =======        ====

(12)   Pension Plan
       Substantially all employees are included in a trusteed defined benefit pension plan. The benefits contemplated by the plan are funded through payments to the Financial Institutions Retirement Fund, which operates as an industry-wide plan and does not report relative plan assets and actuarial liabilities of the individual participating associations. The cost of funding is charged to current operations. There is no unfunded liability for past service. Expense for the years ended September 30, 1996 and 1995 was $113,558 and $102,304, respectively. There was no expense for the year ended September 30, 1997 since the plan was fully funded.

       During 1994, the Bank adopted a supplemental executive retirement plan for certain key executive officers and directors selected by the Board of Directors. Benefits to be paid under the plan are accrued over the remaining period to retirement of the covered executives. Expense for the years ended September 30, 1997, 1996, and 1995 was approximately $67,000, $12,000 and $14,000, respectively.

                   Notes to Consolidated Financial Statements



(13)   Employee Stock Ownership Plan, Stock Option
          Plan, and Recognition and Retention Plan
       During 1994, the Company established a tax-qualified ESOP. The plan covers substantially all employees who have attained the age of 21 and completed one year of service. In connection with the mutual holding company conversion, the ESOP purchased 144,000 shares of the Bank's common stock at a subscription price of $10.00 per share using funds loaned by a third party. As a result of the Conversion, these ESOP shares were converted into 300,082 shares based on the Exchange Ratio. In connection with the Conversion, the ESOP purchased an additional 96,903 shares of common stock at a subscription price of $10.00 per share using funds loaned by the Company. During 1997, the third party loan was repaid and added to the Company loan which is being repaid with level principal payments over 5 years. All shares are held in a suspense account for allocation among the participants as the loan is repaid. Shares released from the suspense account are allocated among the participants based upon their pro rata annual compensation. The purchases of the shares by the ESOP were recorded by the Company as unearned ESOP shares in a contra equity account. As ESOP shares are committed to be released to compensate employees, the contra equity account is reduced and the Company recognizes compensation expense equal to the fair market value of the shares committed to be released. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt. Compensation expense related to the ESOP was approximately $638,000, $763,000, and $547,000 for the years ended September 30, 1997, 1996, and 1995, respectively.

       The ESOP shares as of September 30, 1997 and 1996 are as follows:


                                                        1997             1996
                                                     ----------       ----------
Allocated shares .............................          223,436          180,049
Committed to be released shares ..............             --              7,267
Unreleased shares ............................          173,549          209,669
                                                     ----------       ----------
                       Total ESOP shares .....          396,985          396,985
                                                     ==========       ==========

Fair value of unreleased shares ..............       $3,644,529       $2,620,850
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

                   Notes to Consolidated Financial Statements


       On January 16, 1997, the Company  adopted the 1997 Incentive Stock Option
          Plan which provided for the granting of options for a maximum of 233,553 shares of common stock at $12.84 per share to directors, key officers, and employees.

       Activity within the plans is summarized as follows:

                                                 Number of
                                                  shares                Price
                                                  ------                -----
Balance at September 30, 1995 ...............     120,360           $   10.00
Exercised ...................................      (5,760)              10.00
Conversion into common stock
   of Charter Financial, Inc. ...............     124,205                4.80
Granted .....................................        --               --
Exercised ...................................        (728)               4.80
Cancelled ...................................        (730)               4.80
                                                                    ---------
Balance at September 30, 1996 ...............     237,347                4.80
Granted .....................................     219,500               12.84
Exercised ...................................        (365)               4.80
Cancelled ...................................        --               --
                                                                    ---------
Balance at September 30, 1997 ...............     456,482           $    8.67
                                                 ========           =========

       The Company applies APB Opinion No. 25 in  accounting  for stock  options and, accordingly, no compensation cost has been recognized in the consolidated financial statements. Had the Company determined compensation cost for stock options granted in 1997 based on the fair value at the grant date under SFAS No. 123, there would be no material effect on net income nor earnings per share.

       Also, in  connection  with the mutual  holding  company  conversion,  the
          Company established the Charter Bank, S.B. 1993 Recognition and Retention Plan which acquired 48,000 shares (2.2% of total shares issued) of $1.00 par value stock at a subscription price of $10.00 per share. The plan provided that such common stock could be issued to directors and employees in key management positions to encourage such key directors and employees to remain with the Company. As of September 30, 1996, participants had become fully vested and the shares of stock were released to the appropriate participants. Compensation expense related to vesting in the plan totaled approximately $140,000 and $149,000 during the years ended September 30, 1996 and 1995, respectively.

       On January  16,  1997,  the  Company  adopted  the 1997  Recognition  and
          Retention Plan which issued 112,000 shares of $0.10 par value common stock. The market price on the date of issuance was $12.84. The plan provides that such common stock can be issued to directors and employees in key management positions to encourage such directors and key employees to remain with the Company. Interest in the plan for each participant vests in

                   Notes to Consolidated Financial Statements


          five equal installments beginning January 16, 1998. The issuance of the shares has been recorded in the consolidated financial statements through a $1,438,080 credit to common stock and additional paid-in capital with a corresponding charge to a contra equity account for the restricted shares. The contra equity account will be amortized to compensation expense over the period of vesting. Compensation expense was $215,712 for the year ended September 30, 1997.

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

       At September 30, 1997, the Company had outstanding commitments to originate residential loans of approximately $1,628,000, of which $425,000 were at fixed rates and $1,203,000 were at adjustable rates. In addition, the Company had commitments to fund outstanding credit lines of approximately $9,341,000 at September 30, 1997. Commitments to extend credit may involve elements of interest rate risk in excess of the amount recognized in the consolidated balance sheets. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably from the position of the Company since the time the commitment was made.

(15)   Commitments and Contingencies
       As discussed  more  fully  in  note  14,  the  Company  has   outstanding
          commitments to originate loans in the ordinary course of business.

                   Notes to Consolidated Financial Statements



       The Company is involved in various litigation arising in the ordinary course of business. In the opinion of management, at the present time, disposition of the suits and claims will not have a material effect on the financial position of the Company.

(16)   Liquidation Account
       At the time of Conversion, the Bank established a liquidation account for the benefit of eligible savings account holders who continue to maintain their savings accounts with the Bank after conversion. In the event of a complete liquidation of the Bank (and only in such event), eligible savings account holders who continue to maintain their accounts with the Bank shall be entitled to receive a distribution from the liquidation account after payment to all creditors but before any liquidation distribution with respect to common stock. The initial liquidation account was established at approximately $22 million. This account will be proportionately reduced for any subsequent reduction in the eligible holders' deposit accounts. The creation and maintenance of the liquidation account will not restrict the use or application of any of the capital accounts of the Company, except that the Company may not declare or pay a cash dividend on, or repurchase any of, its capital stock, if the effect of such dividend or repurchase would be to cause the Company's net worth to be reduced below the aggregate amount then required for the liquidation account, or the amount required by federal or state law.

(17)   Fair Values of Financial Instruments
       The estimated fair values of the Company's interest-earning assets and interest-bearing liabilities at September 30, 1997 are as follows:

                                                     Carrying          Estimated
                                                       value          fair value
                                                 ------------       ------------
Interest-earning assets:
   Cash and cash equivalents .............       $  6,296,829       $  6,296,829
   Investment securities .................         61,813,779         61,851,038
   Mortgage-backed securities ............         14,605,919         14,645,494
   Loans receivable ......................        287,649,998        290,076,173
                                                 ------------       ------------
                                                 $370,366,525       $372,869,534
                                                 ============       ============

Interest-bearing liabilities:
   Deposits:
     Checking, money market demand,
       and passbooks .....................       $101,993,422       $101,993,422
     Certificates of deposit .............        173,986,326        173,876,547
   Borrowed money:
      Reverse repurchase agreements ......         13,345,251         13,345,251
      Line-of-credit advances
        from FHLB ........................         17,200,000         17,200,000
      Fixed-term advances from FHLB ......         19,771,786         19,771,786
                                                 ------------       ------------
                                                 $326,296,785       $326,187,006
                                                 ============       ============


                   Notes to Consolidated Financial Statements


       The following methods and assumptions were used to estimate the fair value of each class of financial instrument listed above:

          Cash and Cash Equivalents
          Cashand  cash  equivalents   consist  of  cash  and   interest-bearing
              deposits. The carrying value is considered a reasonable estimate of fair value of these financial instruments due to their short-term nature.

          Investment Securities
          Fair values are based on quoted market prices or dealer quotes.

          Mortgage-Backed Securities
          Fair values are based on quoted market prices or dealer quotes.

          Loans Receivable
          Fairvalues  are  estimated  for   portfolios  of  loans  with  similar
              financial characteristics. Loans are segregated by type, such as residential real estate, commercial real estate, commercial business, and consumer loans. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

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

          Fairvalue for significant nonperforming loans is based on recent external appraisals. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

          Stock in Federal Home Loan Bank
          Stock in Federal Home Loan Bank is valued at cost, which represents redemption value and approximates fair value.

          Deposits
          The fair value of deposits with no stated maturity, such as checking, money market demand, and passbook, is equal to the amount payable on demand at September 30, 1997.

          The fair value of certificates of deposit, all of which have stated maturities, is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

                   Notes to Consolidated Financial Statements



          Borrowed Money
          The fair value of borrowed money is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently available to the Company for similar terms to maturity.

(18)   Regulatory Developments
       On September 30, 1996, the Deposit Insurance Funds Act of 1996 (DIFA) was
          signed into law. DIFA authorized the FDIC to impose a one-time special assessment on SAIF-assessable deposits of depository institutions. This special assessment, which was based on SAIF-assessable deposits at March 31, 1995, was intended to recapitalize the SAIF. The one-time special assessment for the Company totaled approximately $1.5 million and was accrued on September 30, 1996. The actual reduction of net income was approximately $917,000, after considering the tax deductibility of the special assessment.

(19)   Selected Quarterly Financial Data (Unaudited)
       Selected quarterly financial data for the year ended September 30, 1997 is as follows:

                                                       Quarter ended
                                         -----------------------------------------
                                         Decem-                           Septem-
                                         ber 31,    March 31,  June 30,    ber 30,
                                          1996       1997       1997       1997
                                         ------     ------     ------     ------
                                                 (thousands of dollars,
                                                 except per share data)
Total interest income ..............     $7,156     $7,422     $7,562     $7,496
Total interest expense .............      3,880      3,860      3,987      3,997
                                         ------     ------     ------     ------
           Net interest income .....      3,276      3,562      3,575      3,499
Provision for losses on loans ......        111         45         65        100
                                         ------     ------     ------     ------
           Net interest income
              after provision
              for losses
              on loans .............      3,165      3,517      3,510      3,399
Noninterest income .................        618        577      1,889        923
Noninterest expense ................      1,851      2,229      2,139      2,283
                                         ------     ------     ------     ------
           Income before income
              tax expense ..........      1,932      1,865      3,260      2,039
Income tax expense .................        772        730      1,351        805
                                         ------     ------     ------     ------
           Net income ..............     $1,160     $1,135     $1,909     $1,234
                                         ======     ======     ======     ======

Earnings per share .................     $  .29     $  .26     $  .45     $  .27
                                         ======     ======     ======     ======

                   Notes to Consolidated Financial Statements



       Selected quarterly financial data for the year ended September 30, 1996 is as follows:

                                                   Quarter ended
                                     -----------------------------------------
                                     Decem-                            Septem-
                                     ber 31,    March 31,  June 30,    ber 30,
                                      1995        1996       1996       1996
                                      ------     ------     ------     ------
                                              (thousands of dollars,
                                              except per share data)

Total interest income ...........     $5,690     $5,692     $6,199     $7,238
Total interest expense ..........      2,970      2,648      3,028      3,780
                                      ------     ------     ------     ------
           Net interest income ..      2,720      3,044      3,171      3,458
Provision for losses on loans ...         30         30         50         60
                                      ------     ------     ------     ------
           Net interest income
              after provision
              for losses
              on loans ..........      2,690      3,014      3,121      3,398
Noninterest income ..............        364        439        547        492
Noninterest expense .............      1,700      1,720      1,891      3,541
                                      ------     ------     ------     ------
           Income before income
              tax expense .......      1,354      1,733      1,777        349
Income tax expense ..............        561        718        700        176
                                      ------     ------     ------     ------
           Net income ...........     $  793     $1,015     $1,077     $  173
                                      ======     ======     ======     ======

Earnings per share ..............     $  .18     $  .21     $  .22     $  .06
                                      ======     ======     ======     ======

         (1) Includes SAIF special assessment of $1.5 million.

(20)   Parent Company Financial Information
       Thefollowing are condensed balance sheets as of September 30, 1997 and 1996 and condensed statements of income and cash flows for the year ended September 30, 1997 and period from Decem- ber 28, 1995 to September 30, 1996 for Charter Financial, Inc. (parent company only):

                            Condensed Balance Sheets

                                                          1997             1996
                                                         -------         -------
                                                             (in thousands)
Assets:
   Cash ........................................         $     7         $   268
   Repurchase agreements .......................           5,045           4,401
   Investment in subsidiary ....................          53,239          53,404
   Other assets ................................             825             275
                                                         -------         -------
                                                         $59,116          58,348
                                                         =======         =======
Liabilities and stockholders' equity:
   Other liabilities ...........................         $ 1,025         $ 1,954
   Stockholders' equity ........................          58,091          56,394
                                                         -------         -------
                                                         $59,116         $58,348
                                                         =======         =======

                                     - 50 -

                   Notes to Consolidated Financial Statements

                         Condensed Statements of Income


                                                  1997          1996
                                                 -------      -------
                                                    (in thousands)
Interest income ............................     $   323      $   401
Interest expense ...........................        --             55
                                                 -------      -------
                                                     323          346
Other income ...............................          65         --
Other operating expenses ...................         (95)         (43)
                                                 -------      -------
            Income before income taxes and
               equity in undistributed
               earnings of subsidiary ......         293          303
Income tax expense .........................         114          116
                                                 -------      -------
            Income before equity in
               undistributed earnings
               of subsidiary ...............         179          187
Equity in undistributed earnings
   of subsidiary ...........................       5,259        2,871 (1)
                                                 -------      -------
            Net income .....................     $ 5,438      $ 3,058
                                                 =======      =======


          (1) Includes undistributed earnings of subsidiary for the year ended September 30, 1996.

                   Notes to Consolidated Financial Statements

                       Condensed Statements of Cash Flows

                                                          1997            1996
                                                        -------        --------
                                                            (in thousands)
Operating activities:
   Net income ...................................       $ 5,438        $  3,058
   Equity in undistributed earnings of
     subsidiary .................................        (5,259)         (2,871)
   Other, net ...................................          (695)          2,032
                                                        -------        --------
           Net cash provided by (used in)
              operating activities ..............          (516)          2,219
                                                        -------        --------
Investing activities:
   Capital contributions (to)
     from subsidiary ............................         5,632         (15,166)
   Increase in repurchase agreements ............          (644)         (4,401)
                                                        -------        --------
           Net cash provided by (used in)
              investing activities ..............         4,988         (19,567)
                                                        -------        --------
Financing activities:
   Proceeds from issuance of stock ..............          --            27,052
   Exercise of stock options ....................             2               3
   Cash paid to minority stockholders ...........          --                (2)
   Dividends paid ...............................        (1,118)           (553)
   Purchase of treasury stock ...................        (3,617)           --
   Retirement of stock ..........................          --            (8,984)
   Capital contribution from Charter
     Bancorp, M.H.C .............................          --               100
                                                        -------        --------
           Net cash provided by (used in)
              financing activities ..............        (4,733)         17,616
                                                        -------        --------
           Net change in cash and cash
              equivalents .......................          (261)            268
Cash and cash equivalents at beginning
   of year ......................................           268            --
                                                        -------        --------
Cash and cash equivalents at end
   of year $ ....................................             7        $    268
                                                        =======        ========

(21)   Event Subsequent to Date of Independent Auditors' Report -
         Adoption of Plan of Merger (Unaudited)
       On November 19, 1997,  the  Company's  Board of Directors  announced  the execution of a definitive agreement with Magna Group, Inc. (Magna) for the sale of the Company. Under terms of the agreement, stockholders of the Company will receive 0.5751 shares of Magna common stock for each of the Company's outstanding common shares. The total value of the exchange of common shares outstanding, based on the closing bid price of Magna on Novem- ber 19, 1997, is approximately $100 million. In addition, Magna will reserve approximately 263,000 shares for future issuance for the assumption of the Company's outstanding stock options. The merger is subject to approval by the Company's stockholders, the receipt of appropriate regulatory approvals, and several other conditions. This transaction is expected to be consummated in the middle of calendar 1998.

STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------

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

MURPHYSBORO ADVISORY BOARD              Ronald W. Seymour
--------------------------              Vice President
James E. McCoskey
                                        Jerry K. Thomas
CORPORATE HEADQUARTERS                  Vice President
----------------------
114 West Broadway                       Klay D. Tiemann
Sparta, IL  62286                       Vice President
(618) 443-2166
                                        Ronald L. Diel
ANNUAL MEETING                          Vice President
--------------
Thursday, January 15, 1998              J. Doug Baker
1:30 P.M.                               Vice President
Charter Financial, Inc.
Corporate Headquarters                  Carl E. Eubanks
114 West Broadway                       Vice President
Sparta, IL 62286
                                        William H. Gardiner
STOCK LISTING                           Vice President
-------------
NASDAQ                                  Robert A. Law
Symbol:   CBSB                          Vice President

SPECIAL COUNSEL                         Cynthia M. Calhoun
---------------                         Assistant Vice President
Silver, Freedman & Taff, L.L.P.
1100 New York Avenue, N.W.              Bruce N. Uchtman
Washington, D.C.  20005-3934            Assistant Vice President

INDEPENDENT AUDITORS                    Larry D. Keller
--------------------                    Assistant Vice President
KPMG Peat Marwick, LLP
1010 Market Street                      Bonnie L. Meacham
St. Louis, MO  63101                    Assistant Vice President and
                                        Assistant Secretary

TRANSFER AGENT
--------------                          Rosalyn K. Thies
Registrar and Transfer Company          Assistant Vice President and
10 Commerce Drive                       Assistant Secretary
Cranford, NJ  07016
(800) 368-5948                          Deborah J. Baird
                                        Assistant Vice President and
GENERAL INQUIRIES AND REPORTS           Assistant Secretary
-----------------------------
A copy of the Company's 1997            Kay L. Morrison
Annual Report to the Securities         Assistant Secretary
and Exchange Commission,
Form 10-K, may be obtained              Elizabeth H. Gearhart
without charge by written               Assistant Secretary
request of shareholders to:
Linda M. Johnson, Senior Vice           Jo Ann Etherton
President, Charter Financial,           Assistant Secretary
Inc., 114 West Broadway, Sparta,
IL  62286                               Franny R. Presutti
                                        Assistant Secretary

                                        Theresa M. Richter
                                        Assistant Secretary

                                        Mary E. Yeckley
                                        Assistant Secretary

                                        April G. Kremer
                                        Assistant Secretary

                                        Judith L. Batchelor
                                        Assistant Secretary

                                        Josefina M. Beck
                                        Assistant Secretary

                                        Jolene Falat
                                        Assistant Secretary

                                        Marsha A. Pieron
                                        Assistant Secretary

FDIC Disclaimer
---------------

This Annual Report has not been reviewed, or confirmed for accuracy or relevance, by the FDIC.